SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

METRO-GOLDWYN-MAYER INC.

(Name of Subject Company)

METRO-GOLDWYN-MAYER INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

591610100

(CUSIP Number of Class of Securities)

Jay Rakow, Esq.

Senior Executive Vice President and General Counsel

Metro-Goldwyn-Mayer Inc.

10250 Constellation Boulevard

Los Angeles, California 90067

(310) 449-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With copies to:

Janet S. McCloud, Esq.	Charles M. Nathan, Esq.
Christensen, Miller, Fink, Jacobs, Glaser, Weil &	Latham & Watkins LLP
Shapiro, LLP	885 Third Avenue
10250 Constellation Boulevard, 19th Floor	New York, New York 10022-4864
Los Angeles, CA 90067	(212) 906-1200
(310) 553-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

The name of the subject company is Metro-Goldwyn-Mayer Inc., a Delaware corporation (the “Company” or “MGM”). The principal executive offices of the Company are located at 10250 Constellation Boulevard, Los Angeles, California 90067, and the Company’s telephone number is (310) 449-3000.

The class of equity securities to which this Solicitation/Recommendation Statement (this “Statement”) relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”). The shares of Common Stock are hereinafter referred to as the “Shares.”

As of September 3, 2003, there were 244,897,271 Shares outstanding.

Item 2.    Identity and Background of Filing Person

The name, business address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

This Statement relates to the tender offer by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian (together with Tracinda, the “Purchasers”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on August 21, 2003 (collectively, the “Schedule TO”). According to the Schedule TO, the Purchasers are offering to purchase up to 15 million Shares which are not currently owned by the Purchasers at a purchase price of $16.00 per Share (the “Offer Price”), net to the Seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, are referred to herein collectively as the “Offer”), which has been sent or given to stockholders of the Company. The Offer to Purchase states that the principal business address of the Purchasers is 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Except as described herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates, or (2) Tracinda and its executive officers, directors or affiliates or Mr. Kerkorian and his affiliates.

Information regarding any such agreements, arrangements and understandings and any actual or potential conflicts of interest is included in the following sections of the Company’s Proxy Statement filed on Schedule 14A with the SEC on April 9, 2003 (the “2003 Proxy Statement”), which sections are attached hereto as Annex B and incorporated herein by this reference: “Security Ownership of Certain Beneficial Owners and Management,” “Shareholders Agreement,” “Election of Directors,” “Director Compensation,” “Executive Compensation” and “Certain Relationships and Related Transactions” and the following sections of the Offer to Purchase, which sections are attached hereto as Annex C and incorporated herein by this reference: Section 9: “Information Concerning the Purchaser and their Affiliates” and Section 11: “Background and Purpose of the Offer; Plans for MGM.” The Special Committee, as defined below in Item 4: “The Solicitation or Recommendation,” was aware of these matters and considered them along with the other matters described below in Item 4. In addition to the directors’ fees described under “Director Compensation” in the 2003 Proxy Statement (and set forth in Annex B hereto), each member of the Special Committee will receive $2,000 for each meeting of the Special Committee attended.

Item 4.    The Solicitation or Recommendation

No Opinion and Remaining Neutral Toward the Offer

The Company’s Board of Directors, based on the recommendation of the special committee of the Board (the “Special Committee”), is expressing no opinion and is remaining neutral with respect to the Offer. Neither the Board of Directors nor the Special Committee has made a determination whether the Offer is fair to and in the best interests of the Company’s stockholders and neither the Board of Directors nor the Special Committee is making a recommendation regarding whether the Company’s stockholders should accept the Offer and tender their Shares. The Board of Directors and the Special Committee urge each Company stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price, in light of the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Special Committee as described below and any other factors that the stockholder deems relevant to its investment decision. The MGM Board notes that the Special Committee observed that acceptance of the Offer would permit a stockholder to realize a premium to current trading prices of the Shares, subject to the risk of the Offer being oversubscribed and the Shares purchased on a pro rata basis, whereas a decision not to tender in the Offer would permit stockholders who believe the Shares have a greater intrinsic value to realize greater long-term value if their view of the greater intrinsic value of the Shares is recognized in the trading market.

Background of the Offer

On July 29, 2003, Tracinda Corporation and Kirk Kerkorian announced that they intend to commence a tender offer for 15 million Shares at the Offer Price.

On August 6, 2003, at a regular meeting of the Board of Directors of MGM, Jay Rakow, Senior Executive Vice President and General Counsel of the Company, informed the Board that the Purchasers were interested in acquiring up to an additional 15 million Shares of MGM. The Purchasers own approximately 67% of MGM’s outstanding Common Stock. Mr. Kerkorian also beneficially owns, through Tracinda, approximately 54% of the outstanding common stock of MGM MIRAGE (formerly MGM Grand, Inc.), a Delaware corporation principally engaged in the lodging and gaming business. In addition to his holdings in the Company and MGM MIRAGE, Mr. Kerkorian beneficially owns, through Tracinda, an equity investment in DaimlerChrysler AG, which with its subsidiaries is principally engaged in the manufacture and sale of automobiles and financial services.

Certain directors of the Company have past and/or present business relationships with Tracinda, Mr. Kerkorian, MGM MIRAGE and/or DaimlerChrysler AG. Alex Yemenidjian, Chairman of the Board of Directors and Chief Executive Officer of the Company, served as an executive of Tracinda from January 1990 to January 1997 and from February 1999 to April 1999. Mr. Yemenidjian currently serves as a director of MGM MIRAGE, a position he has held since 1989. From July 1995 through December 1999, Mr. Yemenidjian served as President of MGM MIRAGE. Mr. Yemenidjian also served MGM MIRAGE in other capacities during such period, including as Chief Operating Officer from June 1995 until April 1999 and as Chief Financial Officer from May 1994 to January 1998. James Aljian, a director of the Company, has served as an executive of Tracinda since October 1987. In addition, Mr. Aljian serves on the board of directors of MGM MIRAGE. Mr. Aljian was a director of Chrysler Corporation from February 1996 to November 1998 and was a member of shareholders’ committee of DaimlerChrysler AG from November 1998 to December 2000. Alexander Haig, a director of and consultant to the Company, has served on the board of directors of and as a consultant to MGM MIRAGE since 1990. Mr. Kerkorian has been a director of the Company since 1996.

Because of these potential conflicts of interest, on August 6, 2003, the MGM Board established the Special Committee consisting of Jerome York, Willie Davis and Professor A.N. “Andy” Mosich. Mr. York serves as Chairman of the Special Committee. These directors were appointed to the Special Committee because they are not affiliated with MGM, Tracinda or Mr. Kerkorian, other than as directors of MGM, and in the case of Mr. Davis as a director of MGM MIRAGE, and they hold no management positions with MGM. Mr. Davis has served on the board of directors of MGM MIRAGE since 1989. Mr. York previously served as Vice Chairman of Tracinda from September 1995 to October 1999 and as a director of MGM MIRAGE from November 1995 to May 2002.

The MGM Board authorized and directed the Special Committee to review the Offer and make a recommendation to the full MGM Board as to the Company’s position with respect to the Offer. The MGM Board also authorized the Special Committee to retain its own legal counsel and financial advisor.

The Special Committee held its initial meeting on August 20, 2003. At the meeting, Mr. York informed the rest of the Special Committee that he had interviewed Latham & Watkins LLP as potential legal counsel and Rothschild Inc. as potential financial advisor to the Special Committee, requesting each firm to provide information concerning its background and experience and to affirm its independence from Tracinda and Mr. Kerkorian. The Special Committee, after discussing the qualifications of Latham & Watkins and Rothschild and each firm’s familiarity with the Company as a result of work recently performed for the Company in connection with the Company’s consideration of a transaction involving Vivendi Universal Entertainment, decided to engage both Latham & Watkins and Rothschild. A representative of Latham & Watkins joined the meeting at that point and advised the Special Committee of its responsibilities in connection with evaluating the Offer, including its fiduciary duties to the Company and its stockholders, and the proposed timetable for completing the Special Committee’s work prior to the filing of the Company’s Schedule 14D-9 with the SEC. The Special Committee also discussed the Company’s rights under its charter documents and other agreements. After discussing various aspects of the Offer and the inquiry that Rothschild proposed to conduct with respect to valuation matters, the Special Committee concluded that it should meet again in a week to receive an update from its advisors and discuss Rothschild’s preliminary analysis of the Offer.

On August 21, 2003, Tracinda and Mr. Kerkorian launched the Offer and filed the Schedule TO with the SEC.

On August 29, 2003, the Special Committee met with its legal and financial advisors. At the meeting, Rothschild reviewed with the Special Committee the preliminary results of its inquiry and the valuation methodologies it is using to analyze the Offer. Rothschild reported that it had conducted a number of sessions with members of MGM management regarding the Company’s business, its business plan, its historical financial results, its growth prospects and future financial results and any liabilities of the Company that could have a material impact on the value of the Shares. Rothschild also noted its discussions with the Company’s outside auditors regarding the Company’s accounting controls and procedures and its discussions with Tracinda, which were also attended by Latham & Watkins, regarding the Offer. Rothschild and Latham & Watkins reported that Tracinda stated that neither it nor Mr. Kerkorian had any present intention of purchasing more Shares in the future or taking any other action in connection with taking the Company private or engaging in a change of control transaction, or any knowledge, other than as publicly disclosed by MGM, of any Company plans to initiate a self-tender, pay dividends or take any other action with respect to “sharing the wealth” with the Company’s stockholders. Rothschild then advised the Special Committee of the preliminary valuation methodologies it was considering to assess the Offer Price, including a trading market data analysis, a comparable transactions analysis, a comparable companies analysis and discounted cash flow analyses of the Company’s businesses. After discussing the valuation methodologies, the Special Committee concluded that Rothschild’s methodologies were appropriate for the Offer and noted that it would be inappropriate and potentially misleading to conduct a change in control financial analysis because Tracinda and Mr. Kerkorian, who together already control the Company, are proposing only to increase their ownership interest in MGM from approximately 67% to 73% of the outstanding Shares and had informed Rothschild and Latham & Watkins that the Purchasers had no current plan to sell some or all of their Shares.

On September 3, 2003, the Special Committee met to make its determination with respect to the Offer. At the meeting, the Special Committee received presentations from Rothschild and Latham & Watkins regarding the Offer. On the basis of these presentations and the Special Committee’s deliberations, including the considerations set forth below under the section entitled “Reasons for the Special Committee’s Position,” the Special Committee determined not to express an opinion and to remain neutral with respect to the Offer and to recommend to the Board that it adopt that position with respect to the Offer.

On September 3, 2003, following the meeting of the Special Committee, the Special Committee reported its position with respect to the Offer to the full MGM Board. Neither Mr. Kerkorian nor Mr. Aljian attended the MGM Board meeting. After the Special Committee presented its recommendation to the Board and following discussions thereof, the members of the MGM Board attending the meeting unanimously approved and adopted the Special Committee’s recommendation and determined that the MGM Board should not express an opinion and should remain neutral with respect to the Offer.

Reasons for the Special Committee’s Position

The Special Committee, prior to expressing its position with respect to the Offer and making a recommendation to the entire MGM Board, received advice and presentations from Rothschild and Latham & Watkins and discussed the Offer with Rothschild, Latham & Watkins and the Company’s management. In expressing no opinion and remaining neutral with respect to the Offer, the Special Committee considered a number of factors, including the following:

Rothschild Inc. Financial Analysis.    The Special Committee considered a financial analysis of the Offer performed by Rothschild Inc. and the letter delivered by Rothschild Inc. regarding its analysis (the “Rothschild Letter”). Rothschild used various valuation methodologies to support the determinations contained in the Rothschild Letter, including a selected public companies analysis, a selected transactions analysis, a premiums analysis and discounted cash flow analyses. Rothschild also analyzed certain trading information and considerations, such as the historical stock prices of the Shares, relative trading performance of the Shares and financial analyst research information. The Special Committee considered the determinations made in the Rothschild Letter to the effect that, as of September 3, 2003, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Rothschild, (i) the consideration per share offered in the Offer represents a significant premium for stockholders compared with recent and latest twelve month trading prices of the Shares, and, as such, stockholders seeking a trading premium over the recent trading price could realize such a premium by tendering their Shares (provided that fewer than all Shares tendered may be purchased, on a pro rata basis, if the Offer is oversubscribed) and (ii) since the public shareholding in MGM is not being extinguished through the Offer, stockholders may be able to realize greater long-term value to the extent that MGM successfully executes its business strategy and achieves financial results consistent with its financial projections; provided, however, that (1) those future results are recognized over the long-term in the Common Stock valuation of MGM, and (2) investors accept the various risks associated with MGM’s businesses and continued ownership of Shares. The Rothschild Letter and related valuation analyses are described below in the section entitled “Summary of the Financial Analysis and Letter of the Special Committee’s Financial Advisor.” The full text of the Rothschild Letter is included in Annex A hereto.

Company Operating and Financial Condition.    The Special Committee took into account the current, recent and historical financial condition and results of operation of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current, recent and expected conditions in the motion picture and television programming industry. The Special Committee also considered the business risks of companies engaged in the entertainment business generally and other entertainment industry risks as described in the Company’s SEC filings.

Market Price and Premium.    The Special Committee considered recent and historical market prices of the Shares and an analysis of premium tender offer prices paid in selected transactions. See the summary of the historical trading ranges of the Shares and an analysis of selected transactions set forth below in the section entitled “Summary of the Financial Analysis and Letter of the Special Committee’s Financial Advisor.”

Company May Purchase Shares in the Market or Declare Dividends.    As of June 30, 2003, (on a pro forma basis to include the sale of equity interests to Cablevision Systems Corporation on July 18, 2003) the Company has approximately $919.1 million of cash and cash equivalents, $34.8 million in short-term investments and a note receivable in the principal amount of $250 million due from Cablevision Systems Corporation on December 18, 2003. As of September 3, 2003, there were 244,897,271 Shares outstanding. As a result, the Company’s cash and cash equivalents, short-term investments and note receivable represent approximately $4.91 per outstanding Share. On July 22, 2003, Alex Yemenidjian, the Chief Executive Officer of MGM, publicly stated that MGM would share “some of the Company’s wealth” with its stockholders in the event the Company does not engage in a transaction involving Vivendi Universal Entertainment. Although management of the Company has not decided what, if any, “share the wealth” transaction or transactions it may recommend to the MGM Board, it is possible that the Company may engage in a tender offer for Shares, declare an extraordinary dividend or engage in a similar transaction with the purpose of making a cash distribution to the stockholders. Holders of Shares accepted in the Offer will not be able to participate in any Company tender offer or receive an extraordinary dividend or other cash distribution with respect to the Shares purchased pursuant to the Offer.

Potential Company Growth.    The Company has cash and cash equivalents and other available funds, the amount of which is described above, that could be used along with additional borrowings and issuances of additional shares of its Common Stock to fund acquisitions or otherwise generate growth. On July 15, 2003, MGM submitted to Vivendi Universal an offer valued at $11.5 billion to purchase Vivendi Universal Entertainment. On July 29, 2003, MGM withdrew its offer and withdrew from the auction of Vivendi Universal Entertainment. MGM may continue to seek out acquisition opportunities and engage in transactions with the purpose of increasing the Company’s growth. The Special Committee noted that the holders of Shares sold in the Offer will be precluded, with respect to such Shares, from having the opportunity to participate in the future growth prospects of the Company.

Possible Changes in Market Price of Common Stock.    The Special Committee considered the possibility of a decline in the market price of the Shares or the stock market in general and that the price that might be received by the holders of Shares through sales in the open market or in a future transaction might be less than the Offer Price. The Special Committee also considered the possibility of an increase in the market price of the Shares or the stock market in general and that the price that might be received by the holders of Shares through sales in the open market or in a future transaction might be more than the Offer Price. The Special Committee also considered analyses indicating that the intrinsic value of the Shares is in excess of the Offer Price and that the trading market may recognize greater long-term value of the Shares to the extent the Company meets or exceeds its projections and successfully executes its business strategy.

Liquidity of Shares.    The Special Committee considered the trading volume and liquidity of the Shares giving effect to Purchasers’ acquisition of 15 million Shares in the Offer. The Special Committee noted that following a fully subscribed Offer, the public float of the Shares (excluding Shares held by the Purchasers, MGM management and other MGM insiders) would decrease from approximately 32.4% to approximately 26.3% of the outstanding Shares on a fully diluted basis. The Special Committee also observed that such a decrease in the public float of the Shares would further limit the trading liquidity of the Shares and could increase the volatility of Share prices in the trading market.

Investment Intent of Purchasers.    The Special Committee considered that Purchasers, to the knowledge of the Company, have no current intention of taking the Company private or pursuing a change in control transaction involving MGM. The Special Committee considered, however, that nothing would prevent the Purchasers from attempting to acquire Shares at prices higher or lower than the Offer Price, selling their Shares, causing the Company to be sold or taking other courses of action that may be more or less desirable to the holders of Shares than accepting the Offer Price.

Purchasers’ Control of MGM.    The Special Committee considered the significant control that the Purchasers exercise over the business and affairs of the Company, their substantial equity holdings in the Company and the ability of Tracinda to elect the entire Board of Directors, and conflicts of interest between the Purchasers and other stockholders of the Company that could result from this control.

In addition to the factors described above, the Special Committee believes that each stockholder should make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer. Personal considerations that the Special Committee and the MGM Board suggest may be relevant to this decision include:

•	the stockholder’s need for liquidity or diversification of its investment portfolio;

•	other investment opportunities, including other types of investments, available to the stockholder;

•	whether the stockholder requires current income on its investment in the Company;

•	the proration mechanism if the Offer is oversubscribed, as a result of which the Purchasers would not accept for purchase all of the shares tendered and a stockholder may not be able to dispose of all of its Shares in the Offer even if it wishes to do so;

•	the stockholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the stockholder may wish to consult with competent investment professionals;

•	the stockholder’s assessment of the prospects of companies engaged in the entertainment business, with respect to which the stockholder may wish to consult with competent investment professionals; and

•	the tax and accounting consequences to the stockholder of participating in the Offer, for which the stockholder may wish to consult with competent tax and accounting advisors.

The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After weighing all of these considerations, including the relevance of the personal circumstances of a stockholder’s decision to tender, the Special Committee concluded that they would not express an opinion and would remain neutral with respect to the Offer.

Intent to Tender

To the Company’s knowledge, except as described below, its executive officers, directors, affiliates and subsidiaries currently do not intend to tender pursuant to the Offer any of the Shares held of record or beneficially owned by them. Frank Mancuso, a director of the Company and beneficial owner of approximately 656,190 Shares, has indicated that he intends to tender approximately 150,000 Shares in the Offer.

Summary of Financial Analysis and Letter of Special Committee’s Financial Advisor

Pursuant to an engagement letter dated as of August 20, 2003, MGM, on behalf of the Special Committee, retained Rothschild as financial advisor to the Special Committee in connection with its review and analysis of the Offer. The Special Committee selected Rothschild to act as its financial advisor based on Rothschild’s qualifications, expertise and reputation. At the meeting of the Special Committee on September 3, 2003, Rothschild orally stated its belief, which was subsequently confirmed in writing, that, as of that date and subject to the matters described in the Rothschild Letter, (i) the per Share consideration of $16.00 described in the Offer to Purchase represents a significant premium for stockholders, compared with recent and latest twelve month trading prices of MGM’s Common Stock, and that stockholders seeking a trading premium over the recent trading price could realize this premium by tendering their Shares in the Offer, provided that fewer than all Shares tendered may be purchased, on a pro rata basis, if the Offer is oversubscribed, and (ii) since the public shareholding in MGM is not being extinguished through the Offer, stockholders may be able to realize greater long-term value to the extent that MGM successfully executes its business strategy and achieves financial results consistent with its financial projections, provided, however, that those future results are recognized over the long-term in the Common Stock valuation of MGM and investors accept the various risks associated with MGM’s businesses and continued ownership of MGM’s Common Stock.

The full text of the Rothschild Letter, dated as of September 3, 2003, is attached as Annex A. The Rothschild Letter sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations of the scope of the analysis undertaken by Rothschild in providing the Rothschild Letter. We urge you to read the entire Rothschild Letter carefully. The Rothschild Letter is directed to the Special Committee for the information of the Special Committee and addresses only an analysis from a financial point of view of the per Share consideration to be received pursuant to the terms of the Offer by the public stockholders who tender in the Offer, as of the date of the Rothschild Letter. It does not address any other aspects of the Offer and does not constitute a recommendation to any holder of Shares as to whether such holder should tender its Shares in the Offer. The summary of the Rothschild Letter set forth in this document is qualified in its entirety by reference to the full text of the Rothschild Letter.

In connection with its analysis, Rothschild, among other things:

•	reviewed the Offer to Purchase, the related Letter of Transmittal and the Schedule TO;

•	reviewed certain business and financial information related to MGM publicly available from recognized sources;

•	reviewed certain audited and unaudited financial statements relating to MGM and certain other financial and operating data, including financial forecasts, concerning MGM’s business that were provided to or discussed with Rothschild by MGM management;

•	held discussions with MGM senior management regarding the past and current operations and financial condition and prospects of MGM;

•	held discussions with representatives of the Purchasers regarding any potential plans or proposals relating to MGM;

•	reviewed the reported prices and trading activity for MGM’s Common Stock;

•	compared the financial performance of MGM and the prices and trading history of its Common Stock with those of certain other publicly traded companies and their securities that Rothschild deemed to be relevant;

•	reviewed, to the extent publicly available, the financial terms of certain transactions that Rothschild deemed to be relevant; and

•	performed such other analyses and considered such other factors and information as Rothschild deemed appropriate.

Rothschild has not assumed any obligation independently to verify or investigate any information utilized or considered by it, and Rothschild has relied on such information being accurate and complete in all material respects. With respect to the financial forecasts for MGM, Rothschild has been advised, and has assumed, that such forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of MGM management as to the future financial performance of MGM and the other matters covered thereby. Rothschild expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Rothschild also has assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of MGM since the respective dates on which the most recent financial statements or other financial and business information relating to MGM were made available to it. Rothschild further has assumed that, in all respects material to its analysis, the statements in the Offer to Purchase and Schedule TO are true, correct and complete and that, among other things, the Purchasers have no current intention to further increase their interest in MGM Common Stock or pursue any sale of MGM or other transaction with or involving MGM, and that the Offer will be consummated in all material respects in accordance with the terms and conditions described in the Offer to Purchase without any waiver or modification thereof. Rothschild has not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of MGM.

Rothschild’s analysis is based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date hereof. In connection with its engagement, Rothschild was not authorized by MGM or its Board of Directors or the Special Committee thereof to conduct, nor has it conducted, a solicitation of third party indications of interest for the acquisition of all or any part of MGM.

The following is a summary of certain analyses performed by Rothschild in connection with its discussions with the Special Committee and the preparation of the Rothschild Letter. Some of these summaries of analyses include summary information presented below in tabular format. In order to fully understand the analyses summarized below, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the summary analyses, nor do the tables and the summaries constitute a complete description of the analyses performed.

Historical Trading Range.    Rothschild reviewed the closing prices and average closing prices of MGM’s Common Stock for various time periods, in each case ending on the close of business on July 28, 2003, the last trading day prior to the Purchasers’ announcement of their intention to make the Offer, as follows:

Period Ending July 28, 2003	Closing Price	Premium implied by the Offer Price
1 Day Prior	$12.70	26.0%
1 Week Prior	$12.26	30.5%
4 Weeks Prior	$12.42	28.8%

Period Ending July 28, 2003	Average Closing Price	Premium implied by the Offer Price
1 Month Average	$12.31	30.0%
2 Month Average	$12.26	30.5%
6 Month Average	$11.22	42.7%
1 Year Average	$11.82	35.4%
2 Year Average	$14.34	11.6%

Analysis of Selected Transactions.    There are a limited number of transactions readily identifiable from available public data in which majority stockholders of publicly traded corporations have sought to increase their equity interests in such corporations without eliminating the public shareholdings. For the information of the Special Committee, Rothschild calculated the premiums over recent trading prices offered to public stockholders in the case of 183 self-tender offer transactions completed since January 1, 1998, in which the public shareholders were being offered a premium for their shares but the total public shareholding was not being eliminated. Rothschild evaluated the premium offered in these transactions relative to the public market price one day prior to the announcement of the transactions and the public market price for the one-week period and the four-week period prior to the announcement of the transactions, and compared these premiums to the premium represented by the $16 per Share consideration provided in the Offer relative to the public market price for MGM Common Stock one day prior to the announcement of the Offer and the market price for the one-week period and the four-week period prior to the announcement of the Offer. The following table sets forth the results of this analysis:

	Transactions	Offer
Premium over 1 day prior	19.7%	26.0%
Premium over 1 week prior	21.2%	30.5%
Premium over 4 week prior	22.0%	28.8%

Comparable Company Trading Analysis.    Although Rothschild believes that there are no domestic or foreign publicly traded companies directly comparable to MGM as an independent “pure play” film studio and library business, Rothschild compared certain publicly available financial information of MGM with publicly available information for a range of publicly traded diversified media companies, consisting of: AOL Time Warner, News Corp., Viacom, Disney and Fox.

Among the information Rothschild considered were multiples of adjusted enterprise value to revenue and EBITDA. For such purposes, adjusted enterprise value is calculated as equity market value (based solely on trading price) plus net debt, preferred stock, minority interest and capitalized leases, reduced for non-consolidated assets, and EBITDA is calculated as earnings before interest, income taxes, depreciation and amortization. The multiples for the companies listed were based on the most recent publicly available financial information as publicly disclosed for each company and as projected by analysts’ estimates for the period ended June 30, 2003. Information regarding the multiples is set forth in the following table:

	MGM	Selected Companies
		Relevant Range	Median	Mean
Adjusted Enterprise Value/LTM Revenue	1.84x	1.73x-3.76x	2.46x	2.48x
Adjusted Enterprise Value/LTM EBITDA	nm	11.5x-16.4x	14.4x	13.7x
Adjusted Enterprise Value/2003 Estimated Revenue	1.93x	1.74x-3.63x	2.40x	2.42x
Adjusted Enterprise Value/2003 Estimated EBITDA	nm	11.2x-15.8x	13.1x	13.1x

Other Considerations.    For the additional information of the Special Committee, Rothschild examined certain data concerning four business segments of MGM, which consisted of library/released (film and television), current/future production (film and television), other businesses and unallocated corporate overhead. Among other things, Rothschild performed a discounted cash flow analysis with respect to each of the three operating business segments, including library/released (film and television), current/future production (film and television) and other businesses. Rothschild calculated present value figures for unlevered free cash flows of each operating business segment, based on estimates provided by MGM, and using various discount rates assumed by Rothschild of 8.0% to 11.0% for the library/released (film and television) segment, 8.0% to 11.0% for the other businesses segment, and 11.0% to 16.0% for the current/future production (film and television) segment. Rothschild also assumed a range of perpetuity growth rates for the operating business segments of 0.0% to 2.5%. This analysis indicated a discounted cash flow value of $4.619 billion to $8.327 billion for the library/released (film and television) segment, ($111) million to $200 million for the current/future production (film and television) segment and $41 million to $110 million for the other businesses segment.

Other calculations included a computation, in view of the financial character of the current/future production (film and television) segment, of an implied value of $500 million to $750 million for that segment, based on estimates by research analysts focused on the potential inherent value associated with MGM’s existing studio assets and infrastructure. Rothschild also performed a calculation of capitalized costs for the unallocated corporate overhead segment of ($949) million to ($1,220) million based on EBITDA multiples of 7.0x to 9.0x.

For the additional information of the Special Committee, Rothschild also discussed with the Special Committee certain other analyses, including a discussion of certain private market transactions in various segments of the media and entertainment industry that, unlike the Offer, involved changes of control.

In connection with the review of the Offer by the Special Committee, Rothschild performed a variety of financial and comparative analyses for the information of the Special Committee. The preparation of financial analysis is a complex process and is not necessarily susceptible to a partial analysis or summary description. Rothschild considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor. Rothschild believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses. In addition, Rothschild may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. Any particular analysis described above should not be taken to be Rothschild’s view of any actual values for MGM. In performing its analyses, Rothschild made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Rothschild. Any estimates contained in Rothschild’s analyses are not necessarily indicative of future results, which may be significantly more or less favorable than those suggested by such estimates.

Rothschild conducted the analyses described above solely as part of its analysis, from a financial point of view, of the per Share consideration to be received pursuant to the Offer by the public stockholders who tender in the Offer and in connection with the delivery of the Rothschild Letter to the Special Committee. These analyses do not purport to be appraisals or to reflect the prices at which the MGM Common Stock might actually trade at any time. Rothschild did not recommend any specific per Share consideration to the Special Committee or that any given per Share consideration constituted the appropriate per Share consideration for the Offer.

In addition, as described elsewhere in this document, the Rothschild Letter and its discussion with the Special Committee was one of many factors taken into consideration by the Special Committee in reaching its recommendation with regard to the Offer. Consequently, the analyses as described above should not be viewed in any way as determinative of the recommendation of the Special Committee.

The Special Committee retained Rothschild based upon Rothschild’s qualifications, experience and expertise. Rothschild is a member of the Rothschild group, an international investment bank with 56 offices operating in 37 countries employing over 3,000 people worldwide. In the ordinary course of business, Rothschild and its affiliates may trade the securities of MGM for its own and/or their own accounts or for the accounts of customers and may, therefore, at any time hold a long or short position in such securities. Rothschild and its affiliates have provided and may continue to provide financial advisory services for MGM and may receive fees for the rendering of those services.

Rothschild was engaged by the Special Committee to provide financial advisory services as more fully described in “Item 5. Persons/Assets Retained, Employed, Compensated or Used.”

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

Rothschild Inc. has been retained by the Special Committee as its financial advisor in connection with the Offer and related matters. Pursuant to the terms of this engagement, the Company agreed to pay Rothschild Inc. for its financial advisory services a fee of $750,000 upon delivery of Rothschild’s view or analysis from a financial point of view of the consideration to be paid to holders of Shares who tender in the Offer. A copy of the written confirmation of Rothschild’s analysis is attached to this Statement as Annex A and incorporated herein by reference. The Company also has agreed to reimburse Rothschild, Inc. for all reasonable out-of-pocket expenses incurred in performing its services, including up to $50,000 of the fees and expenses of counsel, incurred in connection with its engagement. The Company has also agreed to indemnify Rothschild, Inc. and related parties against certain liabilities incurred in connection with its engagement, including certain liabilities under the federal securities laws.

Rothschild Inc. is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, restructurings private placements and valuations for corporate and other purposes.

The Special Committee also retained Latham & Watkins LLP to act as legal counsel to the Special Committee in connection with the Offer.

Except as described above and under Item 3: “Past Contacts, Transactions, Negotiations and Agreements,” neither the Company nor any person acting on its behalf has employed, retained, compensated, or used any person to make solicitations or recommendations to security holders of the Company with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company

(a)    No transactions in the Shares have been effected during the last 60 days by the Company. Except as described herein, no transactions in the Shares have been effected during the last 60 days, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company. On July 7, 2003 and August 4, 2003, the following Shares were acquired on behalf of the 401(k) Plan account of Michael Gleason, a director and employee of the Company: 17.5 Shares and 10.6 Shares, respectively. The per Share purchase price on those dates was $12.42 and $13.67, respectively. On August 27, 2003, Mr. Gleason sold 42,814 Shares in the open market, and the sale price was $14.495 per share. On July 31, 2003, the following Shares were issued as the quarterly installment of Shares in lieu of directors’ fees pursuant to the 1998 Non-Employee Director Stock Plan: Willie Davis, 614 Shares; Frank Mancuso, 722 Shares; Priscilla Presley, 596 Shares; Henry Winterstern, 722 Shares; and Jerome York, 1,499 Shares. The per Share market value on the date of issuance was $13.84.

Item 7.    Purposes of the Transaction and Plans or Proposals

(a)    Except as set forth herein, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

(b)    Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8.    Additional Information

Not applicable

Item 9.    Exhibits

Exhibit No.	Description

(a)(1)	Letter to Stockholders of Metro-Goldwyn-Mayer Inc., dated September 4, 2003

(a)(2)	Press Release, dated September 4, 2003

(a)(3)	Letter of Rothschild Inc., dated September 3, 2003 incorporated by reference to Annex A to this Statement

(e)(1)	Excerpts from the Metro-Goldwyn-Mayer Inc. Proxy Statement filed with the SEC on Schedule 14A on April 9, 2003 incorporated by reference to Annex B to this Schedule

(e)(2)	Excerpts from the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO of Tracinda and Mr. Kerkorian filed with the SEC on August 21, 2003 incorporated by reference to Annex C to this Schedule

(g)	Not Applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METRO-GOLDWYN-MAYER, INC.

By:	/s/ WILLIAM A. JONES

Name: William A. Jones Title: Senior Executive Vice President and Secretary

Dated: September 4, 2003

ANNEX A

September 3, 2003

CONFIDENTIAL

Special Committee of the Board of Directors

Metro-Goldwyn-Mayer Inc.

10250 Constellation Boulevard

Los Angeles, CA 90067

Members of the Special Committee of the Board of Directors:

You have asked us to provide you with an analysis from a financial point of view of the consideration to be paid to certain holders of the common stock, par value $0.01 per share, (the “Common Stock”) of Metro-Goldwyn-Mayer Inc. (“MGM”) pursuant to a tender offer commenced on August 21, 2003 by Tracinda Corporation and Kirk Kerkorian (the “Purchasers”) for 15 million shares of MGM’s Common Stock at a price of $16.00 per share in cash (the “Tender Offer”). The terms and conditions of the Tender Offer are more fully set forth in the offer to purchase dated August 21, 2003 and the related Letter of Transmittal (the “Offer to Purchase”) and the Schedule TO filed by the Purchasers with the Securities and Exchange Commission (the “Schedule TO”).

In our analysis, we have, among other things, (i) reviewed the Offer to Purchase and the Schedule TO; (ii) reviewed certain business and financial information relating to MGM publicly available from recognized sources; (iii) reviewed certain audited and unaudited financial statements relating to MGM and certain other financial and operating data, including financial forecasts, concerning MGM’s business provided to or discussed with us by MGM management; (iv) held discussions with MGM senior management regarding the past and current operations and financial condition and prospects of MGM; (v) held discussions with representatives of the Purchasers regarding any potential plans or proposals relating to MGM; (vi) compared the financial performance of MGM and the trading history of its Common Stock with those of certain other publicly traded companies that we deemed to be relevant; (vii) reviewed, to the extent publicly available, the financial terms of certain transactions that we deemed to be relevant; and (viii) considered such other factors and information as we deemed appropriate.

In connection with our analysis, we have not assumed any obligation independently to verify or investigate any information utilized or considered by us, and we have relied on such information being accurate and complete in all material respects. With respect to the financial forecasts for MGM provided to or otherwise discussed with us, we have been advised, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of MGM management as to the future financial performance of MGM and the other matters covered thereby. We express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. We also have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of MGM since the respective dates on which the most recent financial statements or other financial and business information relating to MGM were made available to us. We further have assumed that, in all respects material to our analysis, the statements in the Offer to Purchase and Schedule TO are true, correct and complete and that, among other things, the Purchasers have no current intention to further increase their interest in MGM Common Stock or pursue any sale of MGM or other transaction with or involving MGM, and that the Tender Offer will be consummated in all material respects in accordance with the terms and conditions described in the Offer to Purchase without any waiver or modification thereof. We have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of MGM.

Rothschild Inc.	Telephone 212-403-3500
1251 Avenue of the Americas	Facsimile 212-403-3501
New York, NY 10020	www.rothschild.com

A-1

Special Committee of the Board of Directors

Metro-Goldwyn-Mayer Inc.

September 3, 2003

Our analysis is based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect our analysis, we have not assumed any obligations to update, revise or reaffirm this letter. In connection with our engagement, we were not authorized by MGM or its Board of Directors or the Special Committee thereof to conduct, nor have we conducted, a solicitation of third party indications of interest for the acquisition of all or any part of MGM.

We are serving as financial advisor to the Special Committee of the Board of Directors of MGM in connection with the Tender Offer and are entitled to certain fees for our services, the payment of which is not contingent upon consummation of the Tender Offer. We have also acted as a financial advisor to MGM in connection with certain matters related to Vivendi Universal Entertainment LLLP. In the ordinary course of business, we and our affiliates may trade the securities of MGM for our own and/or their own accounts or for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.

This letter is for the information of the Special Committee of the Board of Directors of MGM in connection with its consideration of the Tender Offer, and may not be disclosed or referred to in any manner or used for any other purpose without our prior written consent, except that a copy of this letter may be included in its entirety as an attachment to, the Solicitation / Recommendation Statement in Schedule 14D-9 to be filed by MGM with the Securities and Exchange Commission with respect to the Tender Offer. This letter is not intended to be, and does not constitute, a recommendation to any stockholder as to whether to tender shares pursuant to the Tender Offer or as to any other matters relating to the Tender Offer. We express no view as to the consideration the stockholders of MGM might receive in an alternative transaction, or on the relative merits of the Tender Offer as compared to any alternative transaction or business strategy that may be available to MGM, nor as to the price range at which the Common Stock may trade at any time.

Rothschild is not providing legal, investment, tax or other advice to MGM or its shareholders with respect to the Tender Offer. Each shareholder must rely upon his or her own representatives, including his or her own legal counsel and accountants, as to the legal, economic, tax and related aspects of any decision whether or not to tender their shares. Each shareholder must make his or her own decision as to the merits, risks and suitability in deciding whether to tender or hold their shares.

Based on all of the foregoing, Rothschild believes that the consideration per share offered in the Tender Offer represents a significant premium for shareholders compared with recent and latest twelve month trading prices of MGM’s Common Stock. As such, shareholders seeking a trading premium over the recent trading price could realize such a premium by tendering their shares, provided that fewer than all shares tendered may be purchased, on a pro rata basis, if the Tender Offer is oversubscribed. Rothschild also believes that since the public shareholding in MGM is not being extinguished through the Tender Offer, shareholders may be able to realize greater long-term value to the extent that MGM successfully executes its business strategy and achieves financial results consistent with its financial projections; provided, however, that (i) those future results are recognized over the long-term in the Common Stock valuation of MGM, and (ii) investors accept the various risks associated with MGM’s businesses and continued ownership of MGM’s Common Stock.

Very truly yours,

ROTHSCHILD INC.

Rothschild Inc.	Telephone 212-403-3500
1251 Avenue of the Americas	Facsimile 212-403-3501
New York, NY 10020	www.rothschild.com

A-2

ANNEX B

EXCERPTS FROM THE METRO-GOLDWYN-MAYER INC. PROXY

STATEMENT DATED APRIL 9, 2003

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth the beneficial ownership of the Common Stock as of March 20, 2003 of (i) each current director or director nominee of the Company, (ii) the “Named Executive Officers” (as defined in “Executive Compensation” below), (iii) the current directors and Named Executive Officers of the Company as a group and (iv) each person who at such time, to the Company’s knowledge, beneficially owned more than five percent of the outstanding shares of the Common Stock.

Name and Address of Beneficial Owner(1)	Aggregate Number of Shares Beneficially Owned(2)	Percentage of Class
The Tracinda Group(3) 150 S. Rodeo Drive, Suite 250 Beverly Hills, CA 90212	163,949,644	66.2%

Alex Yemenidjian(4)	8,103,217	3.2

Christopher J. McGurk(5)	2,843,044	1.1

James D. Aljian(6)	28,731	*

Francis Ford Coppola(6)(7)(8)	13,554	*

Willie D. Davis(6)(7)	10,863	*

Michael R. Gleason(9)	192,234	*

Alexander M. Haig, Jr.(6)	6,000	*

Kirk Kerkorian(10) 150 S. Rodeo Drive, Suite 250 Beverly Hills, CA 90212	163,949,644	66.2

Frank G. Mancuso(6)(7)(11)	2,413,775	*

A. N. “Andy” Mosich(8)	1,000	*

Priscilla Presley(6)(7)	10,451	*

Henry D. Winterstern(6)(7)	9,707	*

Jerome B. York(6)(7)	32,196	*

William A. Jones(12)	271,930	*

Jay Rakow(13)	139,973	*

Daniel J. Taylor(14)	341,782	*

All current directors and Named Executive Officers as a group (15 persons)	178,367,101	68.5

*	Less than 1 percent.
(1)	Unless otherwise indicated, the address for the persons listed is 2500 Broadway Street, Santa Monica, CA 90404.

(2)	The number of shares shown includes shares over which the person named has either sole or shared voting or investment power and shares as to which certain directors and executive officers disclaim beneficial ownership. The shares of the Common Stock which a person has the right to acquire within 60 days of March 20, 2003 and the shares of Common Stock underlying options that are vested as of March 20, 2003 or that will become vested within 60 days thereafter are deemed to be outstanding for the purpose of calculating the beneficial ownership of the holder of such options or other rights, but are not deemed to be outstanding for the purpose of computing the beneficial ownership of any other person. As a result, the aggregate percentage ownership of the Common Stock shown above may exceed 100 percent.
(3)	The Tracinda Group refers to, collectively, Tracinda Corporation (“Tracinda”) and a Delaware corporation that is owned by Tracinda and Mr. Kerkorian. All of the shares of the Common Stock held by the Tracinda Group are pledged to a group of banks to secure a syndicated credit facility to the Tracinda Group.
(4)	Includes: 8,000,000 shares of the Common Stock underlying options vested as of March 20, 2003 or that will become vested within 60 days of such date and 3,217 shares of the Common Stock allocated to Mr. Yemenidjian’s account in the Savings Plan (as defined in “Benefit Plans—MGM Savings Plan”) as of March 20, 2003.
(5)	Includes: 2,497,500 shares of the Common Stock underlying options vested as of March 20, 2003 or that will become vested within 60 days of such date and 3,469 shares of the Common Stock allocated to Mr. McGurk’s account in the Savings Plan as of March 20, 2003.
(6)	Includes: with respect to Messrs. Aljian, Coppola, Davis, Haig, Mancuso, Winterstern and York and Ms. Presley, 5,000 shares of Common Stock underlying options vested as of March 20, 2003 or that will become vested within 60 days of such date.
(7)	Includes: with respect to Messrs. Coppola, Davis, Mancuso, Winterstern and York and Ms. Presley, 1,282, 606, 932, 932, 1,562 and 1,026 shares, respectively, of the Common Stock, representing in each case the estimated number of shares of the Common Stock, based on a per-share price of $10.72 as of March 20, 2003, to be issued under the Director Plan (as defined in “Election of Directors—Information Regarding the Board of Directors and Certain Committees”) within 60 days of March 20, 2003. See “—Director Compensation.”
(8)	Mr. Coppola is not standing for re-election as a director at the Annual Meeting, and Professor Mosich has been nominated to fill the vacancy created thereby.
(9)	Includes: 29,333 shares of the Common Stock underlying options vested as of March 20, 2003 or that will become vested within 60 days of such date and 87 shares of the Common Stock allocated to Mr. Gleason’s account in the Savings Plan as of March 20, 2003.
(10)	Mr. Kerkorian is the chief executive officer, president, and sole stockholder and director of Tracinda. The 163,949,644 shares of the Common Stock are owned by the Tracinda Group.
(11)	Includes: 1,745,680 shares of the Common Stock underlying options vested as of March 20, 2003 or that will become vested within 60 days of such date. Also includes 7,578 shares of the Common Stock owned by Mr. Mancuso’s children and grandchildren as to which Mr. Mancuso disclaims beneficial ownership.
(12)	Includes: 166,354 shares of the Common Stock underlying options vested as of March 20, 2003 or that will become vested within 60 days of such date, 5,375 shares of the Common Stock allocated to Mr. Jones’ account in the Savings Plan as of March 20, 2003 and 60,201 shares of the Common Stock allocated to Mr. Jones’ account in the MGM Deferred Compensation Plan, representing shares issued in lieu of cash otherwise payable under the Senior Management Bonus Plan. See “Executive Compensation—Executive Compensation Summary” and “Executive Compensation—Stock-Based Plans—Senior Management Bonus Plan.”
(13)	Includes: 137,500 shares of the Common Stock underlying options vested as of March 20, 2003 or that will become vested within 60 days of such date and 2,473 shares of the Common Stock allocated to Mr. Rakow’s account in the Savings Plan as of March 20, 2003.
(14)	Includes: 336,438 shares of the Common Stock underlying options vested as of March 20, 2003 or that will become vested within 60 days of such date and 3,814 shares of the Common Stock allocated to Mr. Taylor’s account in the Savings Plan as of March 20, 2003.

Shareholders Agreement

The following is a summary description of the material terms of the Amended and Restated Shareholders Agreement (the “Shareholders Agreement”) dated as of August 4, 1997, as amended, by and among the Company, Metro-Goldwyn-Mayer Studios Inc. (“MGM Studios”), the Tracinda Group and the current and former executives specified on the signature pages thereto (such specified persons, collectively, “Executives”). For purposes of the Shareholders Agreement, any shares of the Common Stock beneficially owned, directly or indirectly, by any member of the Tracinda Group will be deemed to be owned by Tracinda.

Tag-Along Rights.    The Tracinda Group has agreed to be bound by certain “tag-along” restrictions with respect to certain transfers of its shares of the Common Stock. Subject to certain exceptions, if any member of the Tracinda Group desires to transfer shares of the Common Stock beneficially owned by it, directly or indirectly, in whole or in part (a “Tag-Along Sale”), then each Executive shall have the right, but not the obligation, (i) to exercise certain options held by such Executive pursuant to the Stock Incentive Plan (as defined below) to the extent required to realize the “tag-along” rights of such Executive and (ii) to elect that such member of the Tracinda Group be obligated to require, as a condition to such Tag-Along Sale, that the proposed purchaser purchase from each such electing Executive a proportional number of shares.

Registration Rights.    Subject to certain exceptions and conditions, the Tracinda Group and the Executives have the right to make up to three requests, in the case of the Tracinda Group, and up to two requests with respect to all of the Executives, for registration (“Demand Registration”) under the Securities Act of 1933, as amended (the “Securities Act”), of all or part of the Common Stock or certain other securities (the “Registrable Securities”) held by them. Any request for a Demand Registration must include such Registrable Securities with an estimated value of no less than $50 million. Demand Registration requests may be for shelf registrations covering sales on a delayed or continuous basis.

In addition, if the Company proposes to register any of its equity securities under the Securities Act (other than (a) a registration on Form S-4 or Form S-8 or (b) a registration in connection with a pro rata distribution of rights to subscribe for shares of the Common Stock), whether or not for sale for its own account, then, subject to certain exceptions and conditions, each member of the Tracinda Group and each of the Executives shall be entitled to request that the Registrable Securities of the same class beneficially owned by such party be included in such registration (a “Piggyback Registration”).

The Company will pay all of the expenses of any Demand or Piggyback Registration, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from the Company against certain liabilities, including liabilities under the Securities Act. See “Certain Relationships and Related Transactions—Other Transactions with Tracinda and Affiliates.”

Certain Holdback Agreements.    The Tracinda Group and each of the Executives have agreed, under certain circumstances, if requested by the Company or any managing underwriters of a registration of securities of the Company, not to effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for equity securities, for a period not to exceed the period commencing with the date seven days prior to and ending with the date 180 days after the effective date of any underwritten registration by the Company of the securities (except as part of such underwritten registration). The Company has agreed to a similar restriction (except as part of such underwritten registration or pursuant to registrations on Form S-4 or Form S-8 or any successor forms) and to use its best efforts to cause certain holders of its capital stock (other than in a registered public offering) to so agree.

ELECTION OF DIRECTORS

The following table sets forth the name of each nominee (the “Nominee”) for election as a director of the Company and provides information concerning such Nominee’s principal occupation for at least the past five years, age as of March 20, 2003 and certain other matters. Directors of the Company hold office until the next annual meeting of stockholders, until their respective successors are duly qualified or until their earlier resignation or removal.

The Nominees are all current members of the Board of Directors, except for Professor Mosich. All proxies received by the Board of Directors will be voted for such Nominees, unless directions to the contrary are given. In the event that any Nominee is unable to or declines to serve, an event that is not anticipated, the proxies will be voted for the election of another nominee designated by the Board of Directors or, if none is so designated, will be voted according to the judgment of the person or persons voting the proxy.

The Board of Directors recommends that stockholders vote “FOR” the Nominees.

Name	Age	Principal Occupation and Other Directorships
Alex Yemenidjian	47	Mr. Yemenidjian has been Chairman of the Board and Chief Executive Officer of the Company since April 1999 and has been a director of the Company since November 1997. Mr. Yemenidjian currently serves as a director of MGM MIRAGE (formerly MGM Grand, Inc.), a position he has held since 1989. From July 1995 through December 1999, Mr. Yemenidjian served as President of MGM MIRAGE. Mr. Yemenidjian also served MGM MIRAGE in other capacities during such period, including as Chief Operating Officer from June 1995 until April 1999 and as Chief Financial Officer from May 1994 to January 1998. In addition, Mr. Yemenidjian served as an executive of Tracinda from January 1990 to January 1997 and from February 1999 to April 1999.

Christopher J. McGurk	46	Mr. McGurk has been Vice Chairman of the Board and Chief Operating Officer of the Company since April 1999. From November 1996 until joining the Company, Mr. McGurk served in executive capacities with Universal Pictures, a division of Universal Studios Inc., most recently as President and Chief Operating Officer. Prior to joining Universal, Mr. McGurk served eight years in executive capacities, including as President, Motion Pictures Group, Walt Disney Studios, a division of The Walt Disney Company, from 1994 to 1996 and as Executive Vice President and Chief Financial Officer thereof from 1990 to 1994.

James D. Aljian	70	Mr. Aljian has been a director of the Company since October 1996. Mr. Aljian has served as an executive of Tracinda since October 1987. In addition, Mr. Aljian serves on the board of directors of MGM MIRAGE. Mr. Aljian was a director of Chrysler Corporation from February 1996 to November 1998 and was a member of shareholders’ committee of DaimlerChrysler AG from November 1998 to December 2000.

Willie D. Davis	68	Mr. Davis has been a director of the Company since November 1998. Mr. Davis is President and a director of All-Pro Broadcasting, Inc., an AM and FM radio broadcasting company. Mr. Davis has served on the board of directors of MGM MIRAGE since 1989 and serves on the boards of directors of Sara Lee Corporation, K-Mart Corporation, Johnson Controls, Inc., Alliance Bank, Dow Chemical Company, Checkers Drive-In Restaurants, Inc., Strong Fund, Bassett Furniture Industries, Incorporated and Wisconsin Energy Inc.

Name	Age	Principal Occupation and Other Directorships

Michael R. Gleason	48	Mr. Gleason is engaged in personal investments and has been a director and part-time employee of the Company since August 2000 and was a director of the Company from October 1996 until September 1998. Mr. Gleason has been President of Celsus Financial Corp., a Delaware corporation, since July 1996 and a director and Chairman of the Board of Change Technology Partners, Inc. Prior thereto, Mr. Gleason served as President of MPK Capital, Inc., the general partner of Culmen Group, L.P., a Texas limited partnership, from November 1993 until January 2002.

Alexander M. Haig, Jr.	78	Mr. Haig has been a director of and consultant to the Company since November 1998. Mr. Haig is Chairman of Worldwide Associates Inc., an international business advisory firm. In addition, Mr. Haig has served on the board of directors and as a consultant to MGM MIRAGE since 1990 and serves on the boards of directors of INDEVUS Pharmaceuticals, Inc. (formerly known as Interneuron Pharmaceuticals, Inc.), DOR BioPharma, Inc. and SDC International, Inc. Mr. Haig is the host of the weekly television program, World Business Review.

Kirk Kerkorian	85	Mr. Kerkorian has been a director of the Company since October 1996 and has had a professional relationship with MGM Studios and its predecessors for over 25 years. Mr. Kerkorian has served as Chief Executive Officer, President and sole director and stockholder of Tracinda for more than the past five years. In addition, Mr. Kerkorian serves on the board of directors of MGM MIRAGE.

Frank G. Mancuso	69	Mr. Mancuso has been a director of the Company since October 1996. Mr. Mancuso was Chairman of the Board and Chief Executive Officer of the Company from October 1996 to April 1999 and was the Chairman of the Board and Chief Executive Officer of MGM Studios from July 1993 to April 1999. Prior to joining MGM Studios, Mr. Mancuso was Chairman and Chief Executive Officer of Paramount Pictures Corporation from September 1984 to May 1991, having served Paramount in numerous other capacities beginning in 1959.

A. N. “Andy” Mosich	74	Professor Mosich has been nominated to become a director of the Company. Professor Mosich is Professor of Accounting Emeritus, School of Business Administration, University of Southern California, having held numerous positions in the School of Business Administration and the Graduate School of Business since 1964. Professor Mosich is a recognized expert in the field of accounting and has co-authored five widely-used accounting textbooks, published numerous articles and served on a number of committees with such organizations as the American Institute of Certified Public Accountants, the American Accounting Association and the California Society of CPAs. He has served on the boards of directors of Olympic National Bancorp, Western Waste Industries, Inc. and Strategic Mortgage Investments, Inc. and as a Commissioner of the City of Los Angeles Quality and Productivity Commission. He currently serves on the board of the Bill Hannon Foundation.

Name	Age	Principal Occupation and Other Directorships

Priscilla Presley	57	Ms. Presley has been a director of the Company since November 2000. Ms. Presley has served as Chairperson and President of Elvis Presley Enterprises, Inc. since 1982. In addition to being an actress, author and producer, Ms. Presley has been President of Graceland Enterprises, Inc. since 1979. Concurrently, starting in 1988, Ms. Presley has been the developer and spokesperson for an international fragrance line.

Henry D. Winterstern	45	Mr. Winterstern has been a director of the Company since February 2001. Mr. Winterstern co-founded CDP Capital Entertainment in June 2001 and since then has been a managing partner of such firm. Since 1993, Mr. Winterstern has been the owner and President of Winterstern & Associates Inc., an investment firm specializing in commercial transactions in the real estate and media sectors. Between 1991 and 1993, Mr. Winterstern served as an advisor to the North American Trust Co., the National Trust Co. and the Ultramar Corporation. Prior to 1991, Mr. Winterstern served as Senior Associate with the Edgecombe Group, the finance and realty arm of the North American Life Assurance Co. of Canada. Mr. Winterstern served on the board of directors of the Consoltex Group from May 1996 to October 1999 and as Vice Chairman from May 1997 to October 1999. Mr. Winterstern serves on the boards of directors of Mosaic Media Group, Inc., Mosaic Music Publishing LLC, Lakeshore Entertainment LLC (as Co-Chairman) and Dick Clark Productions, Inc.
Jerome B. York	64	Mr. York has been a director of the Company since October 1996. Mr. York is Chairman, President and Chief Executive Officer of MicroWarehouse, Inc., a reseller of computer hardware, software and peripheral products. Mr. York previously served as Vice Chairman of Tracinda from September 1995 to October 1999 and as a director of MGM MIRAGE from November 1995 to May 2002. Prior to joining Tracinda, Mr. York served as Senior Vice President and Chief Financial Officer of IBM Corporation from May 1993 to September 1995 and as a director of IBM Corporation from January 1995 to September 1995. Prior thereto, Mr. York served as Executive Vice President-Finance and Chief Financial Officer of Chrysler Corporation from May 1990 to May 1993 and as a director of Chrysler Corporation from April 1992 to May 1993. In addition, Mr. York serves on the boards of directors of Apple Computer, Inc. and Tyco International Ltd.

Director Compensation

Each director of the Company who is not an employee of the Company (a “Non-Employee Director”), currently nine persons, is paid (i) $40,000 per annum for serving as a director of the Company, (ii) $15,000 per annum additional if such Non-Employee Director is a member of the Executive Committee, (iii) $2,000 per meeting for attendance at Audit Committee meetings if such Non-Employee Director is a member of the Audit Committee and (iv) $4,000 per annum for attendance at Compensation Committee meetings if such Non-Employee Director is a member of the Compensation Committee. No additional compensation was paid for attendance at meetings of the Subcommittee. Non-Employee Directors have received, and it is expected that they will continue to receive, non-qualified stock options from time to time in addition to other compensation for service on the Board of Directors and its committees.

Mr. Haig, a member of the Board of Directors of the Company, renders consulting services to the Company for which he receives fees at the rate of $50,000 per annum.

Pursuant to the [1998 Non-Employee Director Stock Plan] Director Plan, each Non-Employee Director is entitled to elect to receive all or a portion of the cash compensation earned as a director (“Election Amount”) in the form of shares of the Common Stock. Shares are issued under the Director Plan in equal quarterly installments (based on the Election Amount), and the actual number of shares of the Common Stock to be received by a Non-Employee Director will be determined based on the Fair Market Value of the Common Stock on the Date of Issuance (as such terms are defined in the Director Plan). Up to 100,000 shares of the Common Stock, subject to certain adjustments, have been reserved for issuance under the Director Plan. The Director Plan is administered by the Director Plan Committee, which has the power to amend the Director Plan, subject to certain limitations. During the 2002 plan year, commencing the day immediately following the 2002 annual meeting and ending on the date of the Annual Meeting, six Non-Employee Directors participated in the Director Plan, electing to receive between 50% and 100% of their annual cash compensation as directors in shares of the Common Stock. As of March 20, 2003, the Company had issued an aggregate of 37,682 shares of the Common Stock under the Director Plan as follows: 1,759 shares were issued to Mr. Aljian, 7,107 shares were issued to Mr. Coppola, 5,003 shares were issued to Mr. Davis, 5,760 shares were issued to Mr. Mancuso, 4,425 shares were issued to Ms. Presley, 3,775 shares were issued to Mr. Winterstern and 9,853 shares were issued to Mr. York.

On March 12, 2001, the Compensation Committee recommended, and the Board of Directors on March 13, 2001 approved, an amendment to the Stock Incentive Plan (which received subsequent stockholder approval) to broaden the category of persons eligible to receive awards thereunder to include Non-Employee Directors. On May 2, 2001, following stockholder approval of such amendment, the Board adopted a program whereby Non-Employee Directors (other than Mr. Kerkorian, who waived any rights with respect thereto) would receive an initial grant of 10,000 stock options and subsequent yearly grants of 5,000 stock options during their respective terms as directors.

In addition, directors who are not full-time employees of the Company receive reimbursement for out-of-pocket expenses in attending meetings of the Board of Directors and any committees thereof on which they serve. See “Certain Relationships and Related Transactions” for a description of certain transactions involving directors or their affiliates and the Company.

EXECUTIVE COMPENSATION

Executive Compensation Summary

Compensation Summary.    The following table sets forth the cash and other compensation (including cash and stock bonuses) paid or awarded by the Company for the fiscal years ended December 31, 2002, 2001, and 2000, as applicable, to the Chief Executive Officer and the four other most highly compensated Executive Officers of the Company (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation		Long-Term Compensation
				Awards			Payouts
Name and Principal Position	Year	Salary($)	Bonus($)(1)	Bonus Interests(#)		Securities Underlying Options(#)	LTIP Payouts($)		All Other Compensation($)
Alex Yemenidjian(2)	2002	2,500,000	—	—		1,500,000	—		23,600	(3)
Chairman of the Board	2001	2,500,000	1,179,052	—		—	—		11,836
and Chief Executive Officer	2000	2,596,154	1,298,909	—		—	—		—

Christopher J. McGurk	2002	2,198,750	—	—		900,000	—		14,800	(4)
Vice Chairman of the Board	2001	2,124,038	1,013,985	—		—	—		12,580
and Chief Operating Officer	2000	2,125,962	1,078,094	—		150,000	—		6,800

William A. Jones	2002	665,600	—	—		130,000	—		53,195	(5)
Senior Executive Vice President	2001	665,600	306,554	(74,209	)(6)	—	1,192,913	(6)	42,955
and Secretary	2000	688,100	253,287	—		10,416	—		27,995

Jay Rakow(7)	2002	600,000	—	—		250,000	—		17,400	(8)
Senior Executive Vice President	2001	581,538	282,973	—		250,000	—		11,239
and General Counsel	2000	198,077	—	—		500,000	—		—

Daniel J. Taylor	2002	865,600	—	—		250,000	—		17,400	(9)
Senior Executive Vice President	2001	865,600	400,878	—		—	—		12,580
and Chief Financial Officer	2000	856,754	441,629	(83,334	)(10)	570,832	—		6,800

(1)	Bonus awards with respect to 2001 and 2000 were made pursuant to the Employee Incentive Plan. See “Compensation Committee Report on Executive Compensation—Annual Performance-Based Bonus.”
(2)	During 2000, Mr. Yemenidjian transferred 10,000,000 stock options to the Yemenidjian Family Trust dated May 1, 1990, of which Mr. Yemenidjian is sole trustee.
(3)	Includes a contribution of $17,400 paid by the Company for the benefit of Mr. Yemenidjian under the Savings Plan and approximately $6,200 reimbursed for the cost of Mr. Yemenidjian’s medical self-insurance.
(4)	Represents a contribution paid by the Company for the benefit of Mr. McGurk under the Savings Plan.
(5)	Includes a contribution of $32,000 paid by the Company for the benefit of Mr. Jones under the Savings Plan and $21,195 in life insurance premiums paid by the Company for the benefit of Mr. Jones. See “—Employment Agreements—William A. Jones.”
(6)	Mr. Jones was granted 74,209 Bonus Interests (as defined below) on November 6, 1997 pursuant to the Senior Management Bonus Plan. Pursuant to a Bonus Payment Agreement dated as of October 23, 2001, Mr. Jones agreed to accept 60,201 shares of the Common Stock (receipt of which has been deferred pursuant to the MGM Deferred Compensation Plan) in lieu of a cash payment of $1,192,913 otherwise payable April 15, 2002 under the Senior Management Bonus Plan. See “—Stock-Based Plans—Senior Management Bonus Plan.”
(7)	Mr. Rakow was appointed Senior Executive Vice President and General Counsel of the Company effective August 7, 2000. Accordingly, the amounts shown in the table above with respect to “Annual Compensation” for 2000 are for a period of less than a full year.
(8)	Represents a contribution paid by the Company for the benefit of Mr. Rakow under the Savings Plan.
(9)	Represents a contribution paid by the Company for the benefit of Mr. Taylor under the Savings Plan.
(10)	Mr. Taylor was granted 54,042 Bonus Interests (as defined below) on November 6, 1997 pursuant to the Senior Management Bonus Plan and was granted the Taylor Additional Bonus (as defined below) on June 15, 1998, which was equivalent to 29,292 Bonus Interests and was only payable in certain circumstances. All rights to the Bonus Interests and the Taylor Additional Bonus were cancelled effective November 1, 2000 pursuant to an amendment to Mr. Taylor’s employment agreement. See “—Employment Agreements—Daniel J. Taylor” and “—Stock-Based Plans—Senior Management Bonus Plan.”

Option Grants and Long Term Incentive Awards.    The following table sets forth information with respect to grants of stock options issued by the Company to the Named Executive Officers for the fiscal year ended December 31, 2002. See “—Stock-Based Plans—Stock Incentive Plan.” No other long-term incentive awards were made in 2002.

Option Grants in Fiscal Year Ended December 31, 2002

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)(3)
Name	Shares Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year (%)(1)	Exercise or Base Price ($/sh)(2)	Expiration Date	5%	10%
Alex Yemenidjian	1,500,000	29.8	16.02	3/24/12	15,112,000	38,297,000
Christopher J. McGurk	900,000	17.9	16.02	3/24/12	9,067,400	22,978,000
William A. Jones	130,000	2.6	14.90	11/5/12	1,026,000	2,780,000
Jay Rakow	250,000	5.0	16.02	3/24/12	2,519,000	6,383,000
Daniel J. Taylor	250,000	5.0	11.35	8/27/12	1,785,000	4,522,000

(1)	Based on a total of 5,027,300 stock options granted pursuant to the Stock Incentive Plan during the fiscal year ended December 31, 2002. See “—Stock-Based Plans—Stock Incentive Plan.”
(2)	The fair market value of the Common Stock was (i) $16.02 per share at the time of the option grants to Messrs. Yemenidjian, McGurk and Rakow, (ii) $13.99 per share at the time of the grant to Mr. Jones and (iii) $11.35 at the time of the grant to Mr. Taylor, in each case based on the closing price per share of the Common Stock on the New York Stock Exchange (“NYSE”) (as reported by the Dow Jones News Retrieval) on the respective grant dates.
(3)	Potential gains, if any, are net of exercise price, but before taxes associated with exercise. The 5 percent and 10 percent assumed compounded annual rates of stock price appreciation are mandated by rules of the Securities and Exchange Commission (the “Commission”). There can be no assurance provided to any Named Executive Officer or any other holder of the Company’s securities that the actual stock price appreciation over the remaining option term will be at the assumed 5 percent and 10 percent levels or at any other defined level.

The following table sets forth information with respect to the ownership and value of options held by the Named Executive Officers as of December 31, 2002. No Named Executive Officer exercised any options during the fiscal year ended December 31, 2002.

Aggregated Option Exercises in Fiscal Year Ended December 31, 2002

and Option Values as of December 31, 2002

Name	Shares Acquired on Exercise	Value Realized	Securities Underlying Unexercised Options at December 31, 2002(1)				Value of Unexercised In-The-Money Options at December 31, 2002(2)
			Exercisable(#)		Unexercisable(#)		Exercisable($)	Unexercisable($)
Alex Yemenidjian	0	—	7,333,334	(3)	4,166,666	(4)	—	—
Christopher J. McGurk	0	—	2,287,500	(5)	1,762,500	(6)	—	—
William A. Jones	0	—	165,660	(7)	134,340	(8)	—	—
Jay Rakow	0	—	295,833	(9)	704,167	(10)	—	—
Daniel J. Taylor	0	—	419,848	(11)	580,152	(12)	—	412,500

(1)	Represents the total number of options granted to the Named Executive Officers under the Stock Incentive Plan. Such options generally vest over a period of five years. See “—Stock-Based Plans—Stock Incentive Plan.”

(2)	In accordance with the rules of the Commission, values are determined by subtracting the exercise price of unexercised in-the-money stock options from the fair market value of the Common Stock as of December 31, 2002. For purposes of this table, such fair market value is deemed to be $13.00 per share, the closing sale price of the Common Stock on the NYSE (as reported by the Dow Jones News Retrieval) on December 31, 2002.
(3)	Fifty percent of the options represented hereby were granted at $14.90 per share and fifty percent at $30.00 per share.
(4)	Of the options represented hereby, 1,333,333 were granted at $14.90 per share, 1,333,333 at $30.00 per share and 1,500,000 at $16.02 per share.
(5)	Of the options represented hereby, 1,100,000 were granted at $14.90 per share, 1,100,000 at $30.00 per share and 87,500 at $23.19 per share.
(6)	Of the options represented hereby, 400,000 were granted at $14.90 per share, 400,000 at $30.00 per share, 62,500 at $23.19 per share and 900,000 at $16.02 per share.
(7)	Of the options represented hereby, 159,584 were granted at $14.90 per share and 6,076 at $23.19 per share.
(8)	Of the options represented hereby, 4,340 were granted at $23.19 per share and 130,000 at $14.90 per share.
(9)	Of the options represented hereby, 233,333 were granted at $24.88 per share and 62,500 at $16.74.
(10)	Of the options represented hereby, 266,667 were granted at $24.88 per share, 187,500 at $16.74 per share and 250,000 at $16.02.
(11)	Of the options represented hereby, 178,529 were granted at $14.90 per share, 12,152 at $23.19 per share and 229,167 at $19.19 per share.
(12)	Of the options represented hereby, 639 were granted at $14.90 per share, 8,680 at $23.19 per share, 320,833 at $19.19 per share and 250,000 at $11.35.

Equity Compensation Plan Information

The following table provides information as of December 31, 2002 with respect to shares of the Common Stock that are authorized for issuance and may be issued under the Company’s equity compensation plans from time to time to employees and directors of the Company. All of the Company’s equity compensation plans, including the Stock Incentive Plan, the Director Stock Plan and the Employee Incentive Plan, have been approved by the Company’s stockholders.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
	(a)		(b)	(c)
Plan Category
Equity compensation plans approved by stockholders	31,504,545	(1)	$19.28	2,834,996	(2)
Equity compensation plans not approved by stockholders	—		—	—

(1)	Consists of shares subject to issuance upon the exercise of outstanding stock options.
(2)	Includes 68,983 shares available for future issuance under the Director Stock Plan and 1,000,000 shares reserved for issuance under certain circumstances pursuant to the Employee Incentive Plan.

Pension Plans.    The Company maintains a retirement plan (the “MGM Retirement Plan”), which covers approximately 900 current and former employees of the Company. Effective as of December 31, 2000, the MGM Retirement Plan was amended to (i) freeze the benefit accrual service of all participants, (ii) prohibit the further accrual of benefits thereunder and (iii) prohibit any additional employees from commencing participation therein on or after January 1, 2001. See “Benefit Plans—MGM Retirement Plan.” Concurrently therewith, the Savings

Plan was amended to provide for the addition of certain fixed and variable contributions by the Company in shares of the Common Stock based on an age-weighted percentage of each participant’s base salary. See “Benefit Plans—MGM Savings Plan.”

As of December 31, 2002, Messrs. Yemenidjian, McGurk, Jones, Rakow and Taylor had accrued annual benefits under the MGM Retirement Plan of $2,963, $2,963, $54,036, $0 and $11,127, respectively. Benefits become vested upon completion of five years of service. As of March 20, 2003, Messrs. Yemenidjian, McGurk, Jones, Rakow and Taylor were credited with 3, 3, 20, 2 and 11 years of service, respectively.

The compensation covered by the MGM Retirement Plan includes base salary only. The pension to which a participant is entitled is an annual amount equal to (i) for each year of credited service up to 35 years, 1.55 percent of annual base salary up to the Social Security wage base ($84,900 for 2002) plus 1.9 percent of annual base salary above the Social Security wage base up to the maximum allowable under the MGM Retirement Plan (currently $200,000 per year) and (ii) for each year of service in excess of 35 years, 1.55 percent of total annual base salary up to the maximum allowable under the MGM Retirement Plan. Benefits become vested upon completion of five years of service. For each of the Named Executive Officers, the current compensation covered by the MGM Retirement Plan is the maximum allowable under the MGM Retirement Plan, which is substantially less than the annual compensation for each such Named Executive Officer listed in the “Salary” column of the Summary Compensation Table.

Stock-Based Plans

Stock Incentive Plan.    The Company has a Stock Incentive Plan. Awards under the Stock Incentive Plan are generally not restricted to any specific form or structure and may include, without limitation, qualified or non-qualified stock options, incentive stock options, restricted stock awards and stock appreciation rights (collectively, “Awards”). Awards may be conditioned on continued employment, have various vesting schedules and accelerated vesting and exercisability provisions in the event of, among other things, a change in control of the Company. The Stock Incentive Plan is administered by the Compensation Committee, which has broad authority to amend the plan.

Originally, 8,125,065 shares of the Common Stock were reserved and authorized for issuance under the Stock Incentive Plan. An additional 27,874,935 shares (for an aggregate of 36,000,000 shares) were subsequently reserved and authorized for issuance thereunder. As of December 31, 2002, (a) 589,100 shares of the Common Stock had been issued as stock bonuses under the Stock Incentive Plan (of which 177,500 were subsequently reacquired by the Company as treasury shares), (b) 1,042,466 shares of the Common Stock had been issued to certain holders of bonus interests under the Senior Management Bonus Plan in lieu of cash otherwise payable with respect to the December 31, 2002 Determination Date (defined below) and (c) options to purchase 31,504,545 shares of the Common Stock were outstanding. Of the outstanding options, 27,721,443 are held by the Named Executive Officers and certain other current and former senior employees of the Company and 3,783,102 are held by approximately 550 other employees. All of the outstanding options generally vest over a period of five years and are not exercisable unless vested (subject in certain cases to early vesting and exercisability in certain events, including the death or permanent disability of the optionee, termination of the optionee’s employment under certain circumstances or a “Designated Change in Control” of the Company (as defined in the Stock Incentive Plan)).

Senior Management Bonus Plan.    The Company has a Senior Management Bonus Plan under which 2,420,685 bonus interests (“Bonus Interests”) were originally granted to 18 present and former senior executives of the Company (“Bonus Interest Participants”). The Senior Management Bonus Plan is administered by the Compensation Committee of the Board of Directors and may only be amended or terminated early with the consent of the Boards of Directors of the Company and MGM Studios and persons then holding a majority in interest of the outstanding Bonus Interests.

Under the Senior Management Bonus Plan, subject to certain vesting and other requirements, each Bonus Interest held by a Bonus Interest Participant whose Bonus Interests have been repriced (a “Bonus Interest Repricing Participant”) entitles the holder to receive a cash payment if the average of the closing prices of the Common Stock during the 20 trading days preceding a Determination Date plus, in certain circumstances, per-share distributions on the Common Stock (together, the “Price”) is greater than $14.90 (i.e., the “trigger price”) and less than $29.80 (i.e., the “ceiling price”) (adjusted for stock splits, reverse stock splits and similar events). With respect to Bonus Interests held by all others, each Bonus Interest entitles the holder to receive a cash payment if the Price preceding a Determination Date is greater than $24.00 and less than $48.00 (adjusted for stock splits, reverse stock splits and similar events). The cash payment would be equal to (A) the vested portion of the Bonus Interests on the Determination Date multiplied by (B) the amount by which the Price on the Determination Date is less than $29.80, with respect to Bonus Interest Repricing Participants, or $48.00, with respect to all others, multiplied by (C) 1.61 with respect to the Bonus Interest Repricing Participants only. In each case, a maximum of $24.00 per Bonus Interest could be received by the holder thereof. Once a payment is made in respect of the vested portion of a Bonus Interest, no further payment would be due in respect of that portion. If at any Determination Date the Price equals or exceeds $29.80, with respect to Bonus Interest Repricing Participants, or $48.00, with respect to all others, no payment would thereafter be due in respect of any then-vested portion of a Bonus Interest.

“Determination Dates” occur on June 30 and December 31 of each year, commencing December 31, 2001 and ending December 31, 2006 and also upon a “Designated Change in Control” (as defined in the Senior Management Bonus Plan) or the taking of any action for the dissolution or liquidation of the Company (each a “Special Circumstance”). In addition, with respect to the applicable Bonus Interest Repricing Participant only, a Determination Date occurs in the event of a termination of such Bonus Interest Repricing Participant’s employment due to death or “Permanent Disability” (as defined in the Senior Management Bonus Plan) if such death or Permanent Disability shall have occurred prior to December 31, 2001, by the Company for “Cause” or by such Bonus Interest Repricing Participant without “Good Reason” (each as defined in the Senior Management Bonus Plan).

Bonus Interests generally vest 20 percent on the first anniversary of the date of their grant and approximately 1.67 percent each month thereafter. The Senior Management Bonus Plan provides for accelerated vesting and payment in the event of a Special Circumstance, accelerated vesting in the event of termination of employment in certain circumstances and payment at discounted present value in the event of death or Permanent Disability.

As of the December 31, 2001 Determination Date, the Compensation Committee determined that payments aggregating approximately $33.3 million would be payable with respect to 2,105,781 vested bonus interests held by 15 Bonus Interest Repricing Participants. Under the terms of the Senior Management Bonus Plan, such payments would have been due on April 15, 2002. Pursuant to agreements reached with ten of the Bonus Interest Repricing Participants, the Company issued an aggregate of 1,406,753 shares of the Common Stock in 2002 in lieu of aggregate cash payments of approximately $27.6 million otherwise payable to them with respect to their vested bonus interests. Mr. Mancuso, a member of the Board of Directors, received a total of 658,526 shares of the Common Stock in lieu of a cash payment of approximately $13.0 million, and Mr. Jones, a Named Executive Officer, received 60,201 shares in lieu of a cash payment of approximately $1.2 million. Shares issued to Messrs. Mancuso and Jones (and to certain other Bonus Interest Repricing Participants) were issued as stock awards pursuant to the Stock Incentive Plan.

Employment Agreements

Alex Yemenidjian.    The Company entered into an employment agreement with Mr. Yemenidjian effective as of April 26, 1999, as amended March 25, 2002, which provides that he will serve as Chairman of the Board and Chief Executive Officer for a term that ends on April 30, 2007. Pursuant to the agreement, Mr. Yemenidjian is entitled to a current annual salary of $2,500,000 and an annual performance-based bonus determined in accordance with the Employee Incentive Plan. Mr. Yemenidjian received options under the Stock Incentive Plan to purchase 5,000,000 shares of the Common Stock with an exercise price of $14.90 per share and 5,000,000 shares with an exercise price of $30.00 per share. Twenty percent of the foregoing stock options vest on the first anniversary of the date of grant and thereafter at the rate of 1/60 per month until fully vested. Mr. Yemenidjian also received options to purchase 1,500,000 shares at an exercise price of $16.02 per share. Such additional options vest at the rate of 1/36 per month commencing April 30, 2004 until fully vested. If Mr. Yemenidjian’s employment is terminated without cause or if he terminates the agreement for “good reason,” which includes a “Designated Change in Control,” his unvested stock options under the Stock Incentive Plan will vest immediately and he will be entitled to continue to receive his annual salary and all other benefits for the remainder of the term of the employment agreement.

Christopher J. McGurk.    The Company entered into an employment agreement with Mr. McGurk effective as of April 28, 1999, as amended March 25, 2002, which provides that he will serve as Vice Chairman of the Board and Chief Operating Officer for a term which ends on April 30, 2007. Pursuant to the agreement, Mr. McGurk is entitled to a current annual salary of $2,225,000, which will increase by $75,000 in April 2003 and remain at $2,300,000 through the remainder of the term and an annual performance-based bonus determined in accordance with the Employee Incentive Plan. In addition, Mr. McGurk received a one-time signing bonus of $1,700,000 and an award of 500,000 shares of the Common Stock. Mr. McGurk received options under the Stock Incentive Plan to purchase 1,500,000 shares of the Common Stock with an exercise price of $14.90 per share, 1,500,000 shares with an exercise price of $30.00 per share and 150,000 shares with an exercise price of $23.19 per share. Twenty percent of the foregoing stock options vest on the first anniversary of the date of grant and vest thereafter at the rate of 1/60 per month until fully vested. Mr. McGurk also received options to purchase 900,000 shares at an exercise price of $16.02 per share. Such additional options vest at the rate of 1/36 per month commencing April 30, 2004 until fully vested. If Mr. McGurk’s employment is terminated without cause or if he terminates the agreement for “good reason,” which includes a “Designated Change in Control,” his unvested stock options under the Stock Incentive Plan will vest immediately and he will be entitled to continue to receive his annual salary and all other benefits for the remainder of the term of the employment agreement.

William A. Jones.    The Company entered into an employment agreement with Mr. Jones effective as of October 10, 1996, as amended as of July 16, 1999, which provides that he will serve as Senior Executive Vice President for a term which ends on October 9, 2004. Pursuant to the agreement, as amended, Mr. Jones is entitled to a current annual salary of $650,000, subject to adjustment as determined by the Company. Mr. Jones also received 74,209 Bonus Interests under the Senior Management Bonus Plan and options under the Stock Incentive Plan to purchase 300,000 shares of the Common Stock, consisting of 289,584 shares with an exercise price of $14.90 per share and 10,416 shares with an exercise price of $23.19 per share. Twenty percent of the stock options vest on the first anniversary of the date of grant and thereafter at the rate of 1/60 per month until fully vested. The Company is also obligated to maintain a term life insurance policy in the face amount of $2,000,000 on Mr. Jones’ life for his benefit. If Mr. Jones’ employment is terminated without cause or if he terminates the agreement for “good reason,” he will be entitled to continue to receive his annual salary and all other benefits for the remainder of the term of the employment agreement and, in either such event, or in the event of a “Designated Change in Control,” his unvested stock options under the Stock Incentive Plan will vest immediately.

Jay Rakow.    The Company entered into an employment agreement with Mr. Rakow effective as of August 7, 2000, as amended as of March 1, 2001 and March 15, 2003 (the “2003 Amendment”), which provides that he will serve as Senior Executive Vice President and General Counsel for an initial term which ends on March 14, 2006. The Company has an option exercisable on or before 180 days prior to the expiration of the initial term to extend the term of the agreement for two additional years at a salary at least ten percent higher than the salary immediately prior thereto. Pursuant to the agreement, as amended, Mr. Rakow is entitled to a current annual salary of $750,000, subject to adjustment as determined by the Company, and participation in the Employee Incentive Plan at a level commensurate with his position and title. Mr. Rakow also received options under the Stock Incentive Plan to purchase 1,000,000 shares of the Common Stock, consisting of 500,000 shares with an exercise price of $24.88 per share, 250,000 shares with an exercise price of $16.74 per share and 250,000 shares at an exercise price of $16.02 per share. Twenty percent of the stock options vest on the first anniversary of the date of grant and vest thereafter at the rate of  1/60 per month until fully vested. Pursuant to the 2003 Amendment, Mr. Rakow relinquished 500,000 stock options originally granted at an exercise price of $24.88 per share. If Mr. Rakow’s employment is terminated without cause or if he terminates the agreement for “good reason,” he will be entitled to continued to receive his annual salary and all other benefits for the remainder of the term of the employment agreement and, in either such event, or in the event of a “Designated Change in Control,” his unvested stock options under the Stock Incentive Plan will vest immediately.

Daniel J. Taylor.    The Company entered into an employment agreement with Mr. Taylor effective as of August 1, 1997, as amended as of June 15, 1998, November 1, 2000 and March 15, 2003 (the “2003 Amendment”), which provides that he will serve as Senior Executive Vice President and Chief Financial Officer for a term which ends on June 14, 2006. The Company has an option exercisable on or before December 15, 2005 to extend the term of the agreement for two additional years at a salary at least ten percent higher than the salary immediately prior thereto. Pursuant to the agreement, as amended, Mr. Taylor is entitled to a current annual salary of $900,000, which will increase to $950,000 in March 2004, subject to adjustment thereafter as determined by the Company and an annual performance-based bonus determined in accordance with the Employee Incentive Plan. Mr. Taylor also received 54,042 Bonus Interests under the Senior Management Bonus Plan and options under the Stock Incentive Plan to purchase 1,000,000 shares of the Common Stock, consisting of 179,168 shares with an exercise price of $14.90 per share, 20,832 shares with an exercise price of $23.19 per share, 550,000 shares with an exercise price of $19.19 per share and 250,000 shares at an exercise price of $11.35 per share. In addition, Mr. Taylor was eligible to receive a bonus (the “Taylor Additional Bonus”) payable only in the event of a “Designated Change in Control” (as defined in the Senior Management Bonus Plan). Pursuant to the November 1, 2000 amendment to his employment agreement, Mr. Taylor agreed to the cancellation of all of his rights to the Taylor Additional Bonus and all Bonus Interests theretofore granted to him under the Senior Management Bonus Plan. Pursuant to the 2003 Amendment, Mr. Taylor relinquished 229,168 stock options originally granted at an exercise price of $19.19 per share and 20,832 stock options originally granted at an exercise price of $23.19. If Mr. Taylor’s employment is terminated without cause by the Company or if he terminates the agreement for “good reason,” he will be entitled to receive his annual salary and all other benefits for the remainder of the term of the employment agreement and, in either such event, or in the event of a “Designated Change in Control,” his unvested stock options under the Stock Incentive Plan will vest immediately.

Each of the above named executives also is entitled to receive certain other benefits, which may include medical insurance and participation in the benefit plans which the Company provides for its senior officers generally. The employment agreements of each of the above named executives also contain: (a) certain nondisclosure provisions which are effective for the term of such individual’s employment with the Company and for an indefinite period thereafter and (b) a provision prohibiting the solicitation for employment and employment of certain Company employees, or making derogatory public statements concerning the Company, for a period of one year following termination of employment.

Limitation of Liability and Indemnification Matters

As permitted by applicable provisions of the Delaware General Corporation Law, the Company’s Amended and Restated Certificate of Incorporation, as amended to date, contains a provision whereunder the Company will indemnify each of the officers and directors of the Company (or their estates, if applicable), and may indemnify any employee or agent of the Company (or their estates, if applicable), to the fullest extent permitted by Delaware law as it exists or may in the future be amended.

In addition, the Company has entered into indemnification agreements with its directors, executive officers and certain other officers providing for indemnification by the Company, including under circumstances in which indemnification is otherwise discretionary under Delaware law. These agreements constitute binding agreements between the Company and each of the other parties thereto, thus preventing the Company from modifying its indemnification policy in a way that is adverse to any person who is a party to such an agreement.

The Company currently maintains insurance on behalf of its officers and directors against certain liabilities that may be asserted against any such officer or director in his or her capacity as such, subject to certain customary exclusions. The amount of such insurance is deemed by the Board of Directors to be adequate to cover such liabilities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Recent Sales of Securities

In October 2001, the Company entered into a Bonus Payment Agreement with William Jones, Senior Executive Vice President and Secretary of the Company, pursuant to which Mr. Jones agreed to accept as of January 1, 2002 60,201 shares of the Common Stock awarded under the Stock Incentive Plan (the “Bonus Shares”) in lieu of a cash payment of $1,192,913 otherwise payable with respect to vested bonus interests held by him under the Senior Management Bonus Plan. The compensation represented by the Bonus Shares was deferred by Mr. Jones pursuant to the MGM Deferred Compensation Plan.

In November 2001, the Company entered into a Bonus Payment Agreement with Frank Mancuso, formerly Chairman and Chief Executive Officer and currently a director of the Company, pursuant to which Mr. Mancuso agreed to accept 658,526 Bonus Shares in lieu of a cash payment of $13,049,014 otherwise payable with respect to vested bonus interests held by him under the Senior Management Bonus Plan. The Bonus Shares were issued to Mr. Mancuso in January 2002 and were sold by him from time to time on the open market during the period commencing January 2, 2002 and ending February 5, 2002 pursuant to Rule 144 under the Securities Act and in accordance with a trading plan dated December 7, 2001 meeting the requirements of Rule 10b5-1(c)(1) under the Exchange Act.

During the period commencing August 16, 2002 through September 27, 2002, Celsus Financial Corp., an entity wholly owned by Michael R. Gleason, a director of the Company, exercised in full its option to acquire 177,814 shares (as adjusted) of the Common Stock at an exercise price of $5.63 per share (as adjusted) and an aggregate exercise price of $1,001,000. On March 28, 2003, in a transaction exempt under Rule 16b-3(e) of the Exchange Act, the Company purchased from Mr. Gleason an aggregate of 120,000 shares of the Common Stock at a purchase price of $10.69 per share (the average of the high and low per share trading price of the Common Stock on the New York Stock Exchange on the preceding day) and an aggregate purchase price of $1,282,800.

Shareholders Agreement

The Tracinda Group, the Company, and certain current and former executives and employees of the Company are parties to the Shareholders Agreement, which provides for certain rights relating to the shares of the Common Stock, including registration rights and transfer restrictions. See “Security Ownership of Certain Beneficial Owners and Management—Shareholders Agreement.”

Other Transactions with Tracinda and its Affiliates

Pursuant to the exercise by Tracinda of one of the demand registration rights granted to it in the Shareholders Agreement, the Company on January 21, 2003 filed a Registration Statement on Form S-3 under the Securities Act covering the sale by Tracinda of up to 28,750,000 shares of MGM Common Stock in an underwritten public offering. Under the terms of the Shareholders Agreement, the Company paid certain expenses of the offering, including the registration fees and the fees of legal counsel, accountants and financial printers, aggregating approximately $538,450.

Pursuant to an open-ended license granted by a predecessor of the Company in 1980 and amended in 1998 (the “License”), MGM MIRAGE (formerly known as MGM Grand, Inc.) has the right to use certain trademarks that include the letters “MGM,” as well as logos and names consisting of or related to stylized depictions of a lion, in its resort hotel and/or gaming businesses and other businesses that are not related to filmed entertainment.

The License was originally granted to a predecessor of MGM MIRAGE as part of a tax-free reorganization pursuant to which the filmed entertainment business was spun off from the hotel/gaming business. In connection therewith, all of the MGM names and logos were transferred to the Company’s predecessor and the License was granted back to MGM MIRAGE’s predecessor on an exclusive royalty-free basis. In June 2000, in consideration of the payment to the Company of an annual royalty of $1,000,000, such License was further amended to permit MGM MIRAGE to use the trademark MGM combined with the trademark MIRAGE in the same manner and to the same extent that it was permitted theretofore to use the trademark MGM Grand. Tracinda owns a majority of the outstanding common stock of MGM MIRAGE. MGM MIRAGE paid the Company $1,000,000 in each of the three years ended December 31, 2002, 2001 and 2000. Subsequent annual payments are due on each anniversary date thereafter. Additionally, the Company and affiliates of Tracinda occasionally conduct cross-promotional campaigns, in which the Company’s motion pictures and the affiliates’ hotels are promoted together; however, the Company believes that the amounts involved are not material.

The Company and MGM Grand Hotel, Inc. (“Grand Hotel”), a subsidiary of MGM MIRAGE, have an ongoing relationship whereby Grand Hotel can utilize key art, still photographs of artwork and one-minute film clips from certain of the Company’s motion picture releases on an as-needed basis. In addition, the Company makes several seats at certain premieres and screenings of the Company’s theatrical motion picture releases available to Grand Hotel. The Company did not receive any monetary compensation for the use of these assets.

The Company periodically sells to Grand Hotel and certain of its affiliates, on a wholesale basis, videocassettes and other merchandise such as baseball caps, clothing, keychains and watches bearing the Company’s trademarks and logos for resale to consumers in retail shops located within Grand Hotel’s properties. In December 2000, pursuant to a Merchandise License Agreement, the Company granted a subsidiary of MGM MIRAGE the right to use certain of the Company’s trademarks and logos in connection with the retail sale of merchandise at MGM MIRAGE’s properties. The Company receives royalties based on retail sales of the licensed merchandise. The agreement has a term of five years, subject to the MGM MIRAGE’s right to extend the term for one additional five-year period and its option to terminate the agreement at any time upon 60 days’ notice. The licensing and royalty revenues received to date by the Company under this arrangement have not been material. In July 2001, the Company entered into an agreement with Grand Hotel for the licensing of the MGM logo on slot machines for one year, with two one-year options to renew which the Grand Hotel has elected not to renew. The Company recognized licensing revenue of $200,000 during the year ended December 31, 2001 with respect to this agreement.

From time to time, the Company charters airplanes from MGM MIRAGE and Tracinda for use in the Company’s business. The Company believes that the terms of the charter arrangements are no less favorable to the Company than those that could be obtained from unrelated third parties. During the three years ended December 31, 2002, 2001 and 2000, the aggregate of the payments made to MGM MIRAGE and/or Tracinda for such charters were approximately $79,000, $271,000 and $98,000, respectively.

From time to time, the Company reserves hotel rooms from MGM MIRAGE for special events. For the year ended December 31, 2002, the aggregate amount paid by the Company for such rooms was approximately $465,000.

The Company and MGM MIRAGE have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

Other Transactions

Until March 3, 2003, the Company had an agreement with a subsidiary of American Zoetrope (“Zoetrope”), a production company owned by Mr. Coppola, a director of the Company and a member of the Executive Committee, for the financing and distribution in the U.S. and Canada of lower budget theatrical motion pictures to be produced by Zoetrope over a three-year period commencing in March 2000. Under the agreement, the

Company had an exclusive “first look” on projects developed by Zoetrope with a budget (or anticipated budget) of less than $12 million and, subject to certain conditions being met, the Company acquired distribution rights in the U.S. and Canada as well as certain other ancillary rights on up to ten qualifying pictures produced by Zoetrope in exchange for an amount equal to no more than $2.5 million per picture. In addition, the Company had agreed to spend a minimum of between approximately $1 million to $2.25 million per qualifying picture in marketing and release costs.

Mr. Gleason, a member of the Board of Directors of the Company, is a part-time employee of the Company rendering services in the areas of capital markets and corporate strategy. For such services, he is paid a salary of $40,000 per annum and reimbursement for his reasonable expenses in the performance of his duties. In addition, Mr. Gleason was granted an option to purchase 300,000 shares of the Common Stock at an exercise price of $25.13 per share and 300,000 shares at an exercise price of $14.90 per share, in each case at or above the fair market value of the Common Stock on the date of grant. In January 2003, pursuant to an amendment to his employment agreement, Mr. Gleason relinquished 245,000 stock options originally granted at an exercise price of $25.13 per share. See “Security Ownership of Certain Beneficial Owners and Management.”

Mr. Haig, a member of the Board of Directors of the Company, renders consulting services to the Company for which he receives fees at the rate of $50,000 per annum.

Another motion picture studio has acquired from the Company the right, for a designated period of time, to produce a motion picture. The Company has retained the option to either co-finance such motion picture or receive a rights fee and passive profit participation. Ms. Presley, a director of the Company, is a producer of such contemplated motion picture.

Mr. Winterstern, a member of the Board of Directors of the Company, serves on the board of directors of Mosaic Media Group, Inc. and Lakeshore Entertainment LLC and previously served on the Board of Directors of Signpost Films until December 31, 2002. A wholly-owned subsidiary of Mosaic Media Group, Inc. has a (i) “first look” agreement dated May 7, 2001 with the Company, (ii) Co-Financing and Distribution Agreement dated May 7, 2001 with the Company for the motion picture Rollerball and (iii) Producing Agreement dated as of December 1, 2001, lending the Company the services of Charles Roven as producer for the motion picture Bulletproof Monk. A subsidiary of Lakeshore Entertainment LLC has an international distribution agreement with the Company dated December 1, 2001 for the motion picture Bulletproof Monk.

In 1994, in connection with the formation of Movie Network Channels, a joint venture in which the Company has a non-controlling interest, the Company licensed to the joint venture certain of its current theatrical and television motion pictures, as well as a number of its library pictures, for distribution on Australian pay television. The agreement expires on June 30, 2005, with all motion pictures covered by the agreement reverting to the Company within one year after that date, but both the Company and Movie Network Channels have the right to extend the license for a further four years. The Company receives a license fee for each picture that is based on the number of Movie Network Channel’s subscribers. The Company recognized such license fee revenues of $4,014,000, $3,249,000 and $3,273,000 during the years ended December 31, 2002, 2001 and 2000, respectively. The Company believes that the terms of the agreement are no less favorable to the Company than those contained in its licenses with unaffiliated licensees.

The Company, under various agreements, licenses the right to distribute certain motion picture and television product in the domestic television market to the Rainbow Media cable channels, in which the Company acquired a 20 percent equity interest on April 2, 2001. During the years ended December 31, 2002 and 2001, the Company recognized revenues of $4,768,000 and $6,158,000, respectively, under these licensing arrangements. The Company believes that the terms of these agreements are no less favorable to the Company than those contained in its licenses with unaffiliated licensees.

The Company has equity interests ranging from five percent to 50 percent in certain television channels located in various international territories in which the Company licenses certain library pictures and theatrical motion pictures and television series, miniseries and made-for-television movies produced or distributed by the Company during the terms of the agreements. The Company recognized aggregate license fees under these agreements of $22,804,000, $24,107,000 and $23,861,000 during the years ended December 31, 2002, 2001 and 2000, respectively.

The Company has a 50 percent equity interest in MGM-NBC Media Sales to distribute off-network feature films and television series and first-run syndication programming from both the Company and NBC Enterprises, Inc. in the television barter sales markets. In the year ended December 31, 2002, the Company incurred a sales agency fee to MGM-NBC Media Sales of $1,298,000. At December 31, 2002, the Company has a receivable from MGM-NBC Media Sales of $11,661,000 for the distribution of its product and certain administration charges.

Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, a law firm of which Jay Rakow, Senior Executive Vice President and General Counsel of the Company, was a partner, has performed extensive legal services for the Company relating to litigation, sales of securities, general corporate matters, real estate and other transactions and agreements.

ANNEX C

Excerpts from the Offer to Purchase dated August 21, 2003

Section 9.    Information Concerning the Purchasers and their Affiliates

General.    Tracinda is a privately held Nevada corporation wholly owned by Mr. Kerkorian. Tracinda’s principal business is buying, selling and holding selected equity securities.

Mr. Kerkorian has been a director of MGM since October 1996 and has had a professional relationship with Metro-Goldwyn-Mayer Studios Inc., a subsidiary of MGM (“MGM Studios”), and its predecessors for over 25 years. Mr. Kerkorian has served as Chief Executive Officer, President and sole director and stockholder of Tracinda for more than the past five years. Mr. Kerkorian currently beneficially owns, through Tracinda and 250 Rodeo, Inc., a corporation wholly owned by Tracinda and Mr. Kerkorian, 163,949,644 shares (of which 144,190,996 shares are held by Tracinda and 19,758,648 are held by 250 Rodeo, Inc.) or approximately 67% of the outstanding shares.

In addition, Mr. Kerkorian serves on the board of directors of MGM MIRAGE, a Delaware corporation which is principally engaged in the lodging and gaming business. Mr. Kerkorian currently beneficially owns, through Tracinda, 81,196,432 shares of common stock of MGM MIRAGE or approximately 54% of such outstanding common stock.

In addition to his holdings in MGM and MGM MIRAGE, Mr. Kerkorian currently beneficially owns, through Tracinda, an equity investment in DaimlerChrysler AG, which with its subsidiaries is principally engaged in the manufacture and sale of automobiles and financial services.

Tracinda’s other executive officer is Anthony L. Mandekic, who serves as Secretary and Treasurer. Mr. Mandekic’s principal occupation or employment is, and has been for at least the past five years, serving as Secretary and Treasurer of Tracinda. Mr. Mandekic currently beneficially owns 3,000 shares or less than 1% of the outstanding shares.

Mr. Kerkorian and Mr. Mandekic are both United States citizens.

The principal office of Tracinda, Mr. Kerkorian and Mr. Mandekic is located at 150 South Rodeo Drive, Suite 250, Beverly Hills, California, 90212, (310) 271-0638.

The number of shares beneficially owned by each of the Purchasers and Mr. Mandekic and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Exchange Act.

Section 11.    Background and Purpose of the Offer; Plans for MGM

As a controlling stockholder of MGM, we have historically demonstrated our confidence in, and commitment to, MGM’s future through our investments in MGM. Beginning in its earliest stages of growth, we have supported the Company in its endeavors to reach its previously stated goal of becoming an integrated entertainment company. We purchased close to four million shares concurrently with MGM’s initial public offering in November 1997. Since that offering, we have continued to acquire, from time to time, additional shares by executing open market and private transactions, exercising options and conversion rights, and supporting MGM’s efforts to raise equity financing, including our participation in its rights offerings in November 1998 and November 1999 and in financing certain acquisitions.

Pursuant to our exercise of one of the demand registration rights granted to us under the Shareholders Agreement (as defined in Section 13 of this Offer to Purchase), MGM filed on January 21, 2003 a registration statement on Form S-3 covering a sale by us of up to 28,750,000 shares in an underwritten public offering. We exercised this right because if we incurred a capital loss by January 31, 2003, we were eligible for a substantial federal income tax refund. In connection with this underwritten public offering, we sold 25,000,000 shares on January 30, 2003 for an approximate aggregate amount of $241,750,000 and an additional 3,750,000 shares on February 4, 2003 for an approximate aggregate amount of $36,262,500 pursuant to the exercise of an over allotment option we granted to the underwriter, enabling us to realize the aforementioned tax benefit.

In the ordinary course of our business, we from time to time review the performance of our investments and consider possible strategies for enhancing value. As part of our ongoing review of our investment in the shares, we explore, from time to time, the possibilities of acquiring or disposing of additional shares. Any determination with respect to the acquisition or disposition of additional shares depends upon a variety of factors, including, without limitation, current and anticipated future trading prices for the shares, the financial condition, results of operations and prospects of MGM, tax considerations and general economic, financial market and industry conditions.

In recent months, we have actively monitored the price of the shares and MGM’s participation in Vivendi Universal S.A.’s (“Vivendi”) sale process relating to its U.S. entertainment assets, Vivendi Universal Entertainment (“VUE”). On July 15, 2003, MGM submitted to Vivendi an offer of $11.5 billion in cash for VUE, subject to certain conditions. On July 22, 2003, MGM publicly stated that, if MGM did not acquire VUE, MGM would “share the wealth” with its stockholders. On July 29, 2003, MGM announced that it was withdrawing its $11.5 billion cash offer and withdrawing from the sale process for VUE. Immediately following MGM’s announcement of its withdrawal from the bidding for VUE, on July 29, 2003, we announced our intention to make the Offer.

We believe that recent trading prices of the shares do not reflect MGM’s full value and that the shares represent an attractive investment. This Offer demonstrates our continuing confidence and commitment to MGM’s future. In addition, the Offer provides an opportunity to existing stockholders of MGM to sell a portion of their shares at a premium over recent trading prices. The Offer price represents a premium of 26% over the closing price of the shares on July 28, 2003 (the last trading day before we announced our intention to make the Offer) and a premium of 12% over the closing sale price of the shares on August 20, 2003 (the last trading day prior to the commencement of the Offer).

To the extent MGM may implement a plan to “share the wealth” with its stockholders by paying a dividend or other distribution to MGM stockholders, holders of shares purchased by us pursuant to the Offer will not receive that dividend or other distribution, unless the record date for the dividend or other distribution is prior to the date the shares are purchased pursuant to the Offer. In that event, we have the right to make an adjustment to the Offer price or require any such dividend or other distribution to be remitted to us. See Section 16 of this Offer to Purchase, “Dividends and Distributions.” In addition, holders of shares purchased by us pursuant to the Offer will not participate in respect of their shares in any other transaction, such as a tender offer, that MGM may effect to “share the wealth” with its stockholders. Any decision by MGM to pay a dividend or other distribution or to effect any tender offer or other such transaction would be made by its Board of Directors, which includes Mr. Kerkorian, one of the Purchasers, and James D. Aljian, an employee of Tracinda.

In addition, MGM’s management has expressed its belief that MGM should consider either growing into or becoming part of a larger, vertically integrated organization, through business combinations or other strategic alternatives, in order to maximize the value of MGM’s assets. To that end, MGM has been regularly evaluating business combination opportunities and other strategic alternatives as opportunities arise. In the event that MGM should enter into a business combination or other strategic alternative subsequent to the consummation of the Offer, and such transaction results in a substantial increase in the value of the shares, then holders of shares purchased by us pursuant to this Offer will have lost the opportunity to realize the benefit of such a transaction with respect to such shares.

Similarly, other factors, such as implementation or adoption of new technologies, an increase in profitability or other favorable future developments at MGM, an increase in the stock trading prices of the entertainment market sector, or general market or economic conditions, could cause a substantial increase in the future price of the shares such that holders of shares purchased by us pursuant to the Offer will not participate in such share value increases with respect to such shares.

We beneficially own approximately 67% of the outstanding shares and have the power to elect the entire Board of Directors of MGM and to influence MGM’s affairs. The shares do not have cumulative voting rights and, as long as we continue to own greater than 50% of the outstanding shares, we will continue to have the ability to elect the entire Board of Directors of MGM and to determine the outcome of other matters submitted to MGM stockholders, such as the approval of significant transactions and otherwise to influence MGM’s affairs. The consummation of the Offer, which would increase our ownership of the outstanding shares up to approximately 73%, will not affect our ability to exercise voting control with respect to the election of directors of MGM or other matters submitted to MGM stockholders, or to otherwise influence MGM’s affairs.